SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                         DUCK HEAD APPAREL COMPANY, INC.
                         -------------------------------
                            (Name of Subject Company)

                         DUCK HEAD APPAREL COMPANY, INC.
                         -------------------------------
                        (Name of Person Filing Statement)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   26410P 10 3
                                   -----------
                      (CUSIP Number of Class of Securities)

                               WILLIAM V. ROBERTI
                      CHIEF EXECUTIVE OFFICER AND PRESIDENT
                         DUCK HEAD APPAREL COMPANY, INC.
                         1020 BARROW INDUSTRIAL PARKWAY
                              WINDER, GEORGIA 30680
                                 (770) 867-3111
                                 --------------
                     (Name, address and telephone number of
             person authorized to receive notice and communications
                    on behalf of the person filing statement)


_____ CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

ITEM 1.  SUBJECT COMPANY INFORMATION.
-------------------------------------

         The name of the subject company is Duck Head Apparel Company, Inc., a Georgia corporation (the "Company" or "Duck Head"). The principal executive offices of the Company are located at 1020 Barrow Industrial Parkway, Winder, Georgia 30680, and the Company's telephone number at this address is (770) 867-3111.

         The class of equity securities to which this Solicitation/Recommendation Statement (this "Statement") relates is the Company's common stock, par value $0.01 per share (the "Common Stock"). The shares of Common Stock are referred to in this Statement as the "Shares." As of July 6, 2001, there were 2,866,638 Shares outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.
--------------------------------------------------

         The person filing this Statement is the Company. The name, business address and business telephone number of the Company are set forth in Item 1 above.

         This Statement relates to the tender offer to acquire all of the shares of the Company's Common Stock for $4.75 per Share, subject to certain conditions (the "Offer to Purchase"), by HB Acquisition Corp., a Georgia corporation (the "Purchaser"), a wholly-owned subsidiary of Tropical Sportswear Int'l Corporation, a Florida corporation ("TSI"). The Offer to Purchase and a related Letter of Transmittal (the "Letter of Transmittal") are referred to collectively as the "Offer." The Offer is described in a Tender Offer Statement on Schedule TO, dated July 11, 2001 (the "Schedule TO"), filed by the Purchaser and TSI with the U.S. Securities and Exchange Commission (the "SEC"). The Offer to Purchase and the Letter of Transmittal are being sent to the Company's stockholders together with this Statement.

         The Offer to Purchase states that the principal executive offices of the Purchaser and TSI are located at 4902 West Waters Avenue, Tampa, Florida 33634-1302.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
------------------------------------------------------------------

         Except as described or referred to in this Statement, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates or (2) TSI, the Purchaser and their respective executive officers, directors or affiliates.

         The Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), dated July 11, 2001, which is ANNEX A to this Statement and incorporated in this Statement by reference, has information regarding agreements, arrangements and understandings between the Company and its affiliates, on the one hand, and the Company, its executive officers, directors or affiliates, on the other hand.

         In addition, the following summarizes the Agreement and Plan of Merger dated as of June 26, 2001 (the "Merger Agreement") by and among TSI, Purchaser and the Company, and various agreements and arrangements related to the Merger Agreement.

THE MERGER AGREEMENT

         The following is a summary of the material provisions of the Merger Agreement, which is EXHIBIT (E)(1) to this Statement and incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K with date of June 26, 2001. The summary is qualified in its entirety by reference to the complete text of the Merger Agreement.

The Offer

         The Merger Agreement provides for commencement of the Offer within 10 business days after the public announcement of the execution of the Merger

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Agreement.  TSI is not required under the Merger Agreement to accept for payment or pay for any Shares tendered in the Offer if any of the following circumstances exist on the expiration date for the Offer (currently scheduled to be Wednesday, August 8, 2001):

     o There has not been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that, together with any Shares then beneficially owned by TSI, represents at least a majority of the then-outstanding Shares on a fully-diluted basis, taking into consideration all options and other rights to acquire Shares whether or not exercisable (hereinafter referred to as the "Minimum Condition");

     o Any regulatory authority has taken or threatened any action, or there is pending any litigation or other regulatory proceeding that has a reasonable probability of success, that would:

              -- make TSI's purchase of all or a substantial number of the Shares pursuant to the Offer illegal, or otherwise restrict TSI's ability to consummate the Offer or the merger of the Purchaser into the Company following consummation of the Offer as contemplated in the Merger Agreement (the "Merger");

              -- result in a delay in or restrict TSI's ability to purchase all or a substantial number of the Shares pursuant to the Offer or to effect the Merger;

              -- impose limitations on TSI's ability to acquire or hold, transfer or dispose of, or effectively to exercise all rights of ownership of, all or a substantial number of the Shares, including the right to vote the Shares purchased pursuant to the Offer on an equal basis with all other Shares on all matters properly presented to the shareholders of the Company;

              -- require the divestiture by TSI or any of its subsidiaries or affiliates of any Shares, or require TSI or any of its subsidiaries or affiliates to dispose of or hold separate all or any portion of either of their respective businesses, assets or properties or impose any material limitations on the ability of any such entities to conduct their respective businesses or own such assets or Shares or on TSI's ability or the ability of its subsidiaries or affiliates to conduct the business of Duck Head and own the assets or shares of Duck Head, in each case, taken as a whole; or

              -- impose any limitations on TSI's ability or the ability of any of TSI's subsidiaries or affiliates effectively to control the business or operations of the Company or TSI or any of their respective subsidiaries or affiliates.

     o There is any pending litigation or threatened action of any regulatory authority challenging the making of the Offer, the Purchaser's acquisition of Shares, the consummation of the Merger or any of the consequences described in the preceding bullet point that has a reasonable probability of success.

     o Either party terminates the Merger Agreement in accordance with its terms.

     o There exist inaccuracies in the representations or warranties of the Company such that the aggregate effect of such inaccuracies has or is reasonably likely to have a material adverse effect on the Company and its subsidiaries, taken as a whole or their financial position, business or results of operations or the ability of the Company to perform its obligations under the Merger Agreement.

     o There exist material inaccuracies in the representations and warranties of the Company relating to the Company's capitalization and the Company's action regarding state takeover laws, its charter provisions and its "poison pill" rights agreement.

     o The Company has failed to perform in any material respect any obligation or to comply in any material respect with, taken as a whole, any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement and such breach or failure has not been or cannot be cured prior to the expiration date.

     o The Company's board of directors (or any of its committees) has taken or approved any of the following actions:

              -- withdrawn or modified or changed in a manner adverse to TSI, its approval or recommendation of the Merger Agreement or the Offer; or

              -- recommended, endorsed or approved another Acquisition Proposal (as defined below under the subheading "-- Solicitation Prohibition").

     o Any consent of, filing and registration with, and notification to, a regulatory authority required for consummation of the Merger will not have been obtained or made, or any such consent is conditioned or restricted in a manner which, in the reasonable judgment of TSI's board of directors would so materially adversely affect the economic or business assumptions of the Merger that had TSI's board known of such condition or restriction, it would not, in its reasonable judgment, have entered into the Merger Agreement.

     o Any party shall not have obtained any consent required for consummation of the Merger (other than Duck Head's shareholder approval) or for the preventing of any default under any material contract or permit of such party, other than the Company's loan and security agreement with Congress Financial Corporation (Southern).

     o The Company has not delivered to TSI a certificate to the effect that the conditions of the Offer have been satisfied, and certified copies of resolutions of the Company's board evidencing the taking of all necessary corporate action to authorize the execution, delivery and performance of the Merger Agreement and to consummate the Offer.

     o The Company has not delivered to TSI certifications that the Company has not been a real property holding company for the last five years and has not provided notice of such to the IRS.

     o The Company does not have stockholders' equity of at least $21,000,000, as reduced for certain liabilities.

     o William V. Roberti has not entered into an employment agreement with TSI on terms and conditions reasonably satisfactory to TSI, including the termination of his Severance Protection Agreement with the Company.

         The foregoing conditions are for TSI's benefit. TSI, may, subject to the terms of the Merger Agreement, waive any of the conditions (except the Minimum Condition) in whole or in part at any time in its sole discretion. If by the expiration date any of the conditions to the Offer have not been satisfied or waived, TSI must either:

     o waive all of the unsatisfied conditions, except for the Minimum Condition and, subject to any required extension, purchase all Shares validly tendered by the expiration date and not properly withdrawn;
     o extend the Offer and, subject to the right of shareholders to withdraw Shares until the new expiration date, retain the Shares that have been tendered until the expiration of the Offer as extended; or
     o if the Offer has not been consummated by November 1, 2001, terminate the Offer and return all tendered Shares to the tendering shareholders.

TSI may not make any change to the Offer without the Company's prior written consent that:

     o changes or waives the Minimum Condition;
     o decreases the price per Share to be paid in the Offer;
     o decreases  the number of Shares to be purchased in the Offer;
     o changes the form of  consideration to be paid in the Offer;
     o extends the Offer (except as set forth below);
     o modifies, in any manner adverse to the Company's shareholders, the conditions set forth above; or
     o imposes conditions to the Offer in addition to the conditions set forth above.

Subject to the terms of the Merger Agreement, the offer can be extended as follows:

     o TSI must extend the Offer beyond each scheduled expiration date if at that date the conditions to the Offer are not satisfied (if such conditions are capable of being satisfied prior to November 1, 2001) or waived (to the extent the Merger Agreement permits waiver);
     o TSI may extend the Offer for any period required by rule, regulation, interpretation or position of the SEC applicable to the Offer; and
     o If the board of directors of the Company, pursuant to the terms and conditions of the Merger Agreement, subsequently determines to withdraw its recommendation of the Offer, then the Offer will be automatically extended so that the expiration date is at least five business days after such determination. For a discussion of the circumstances under which the Company's board may withdraw its recommendation, see "--Duck Head's Board Recommendation."

         If all conditions to the Offer have been satisfied or waived, TSI will accept for payment and pay for all Shares validly tendered and not withdrawn at that time. In such event, TSI may provided a "subsequent offering period" during which shareholders whose Shares have not been accepted for payment may tender, but not withdraw, their Shares and receive the price to be paid in the Offer. TSI is not permitted under the federal securities laws to provide a subsequent offering period of less than three nor more than twenty business days.

         The rights and obligations to extend the Offer are subject to the rights of either party to terminate the Merger Agreement pursuant to the terms thereof. For more details on the ability of a party to terminate the Merger Agreement, see "--Termination."

Board Representation

         The Merger Agreement provides that upon the acceptance for payment pursuant to the Offer of a number of Shares that satisfies the Minimum Condition, TSI will be entitled to designate up to the number of directors, rounded up to the next whole number, on Duck Head's board as will give TSI representation proportionate to the percentage of the total number of outstanding Shares that TSI beneficially owns. To this end, Duck Head will take all necessary action to cause TSI's designees to be elected or appointed to Duck Head's board, including increasing the number of directors or securing resignations of some of its incumbent directors. At such time, Duck Head will also, upon TSI's request, use its best efforts to cause TSI's designees to have the same percentage representation on each committee of Duck Head's board and each board of directors of each subsidiary of Duck Head (and each committee thereof).

         If TSI's designees are elected or appointed to Duck Head's board, Duck Head's board must continue to include at least two members who were directors as of the date of the Merger Agreement and are not employees of Duck Head, until the effective time of the Merger. Following the election or appointment of TSI's designees to Duck Head's board, the approval of a majority of the directors of Duck Head then in office who are not TSI's designees or employees of Duck Head will be required to authorize any consent by Duck Head required for termination of the Merger Agreement by the mutual consent of the parties, any amendment of the Merger Agreement requiring action by Duck Head's board, certain consents of Duck Head required by the Merger Agreement, any extension of time for performance of any obligation of TSI or the Purchaser under, or waiver of compliance with or amendment of, the Merger Agreement by Duck Head and any amendment of the articles of incorporation or bylaws of Duck Head.

The Merger

         The Merger Agreement provides that after the satisfaction or waiver of each of the conditions to the Merger, Purchaser will be merged into Duck Head with Duck Head becoming TSI's wholly owned subsidiary. If after consummation of the Offer, TSI directly or indirectly owns at least 90% of the outstanding Shares, then the Merger will be consummated without a meeting of Duck Head's shareholders in accordance with Section 14-2-1104 of the Georgia Business Corporation Code. If the Offer has been consummated but TSI does not directly or indirectly own at least 90% of the outstanding Shares, Duck Head will hold a special shareholders meeting for the purpose of voting upon the approval of the Merger Agreement. At any such special meeting, all Shares then beneficially owned by TSI will be voted in favor of approval of the Merger Agreement.

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         Pursuant to the Merger Agreement,  each Share  outstanding  immediately prior to the effective time of the Merger (other than Shares that are held by shareholders, if any, who properly perfect their appraisal rights) will be converted in the Merger into the right to receive the "Offer Price" (defined as $4.75 per Share, net to the seller in cash, or any higher consideration paid in the Offer pursuant to the terms of the Merger Agreement). Shareholders who perfect their appraisal rights will be entitled to receive from Duck Head, as the surviving corporation in the Merger, the value of their Shares in cash as determined pursuant to Sections 14-2-1301 through 14-2-1332 of the Georgia Business Corporation Code.

Treatment of Stock Options

         In the Merger, each option to purchase Shares held by any current or former employee or director (including incentive stock awards), whether or not exercisable, will be cancelled, and, at the effective time of the Merger, TSI will pay each holder of any option with a per share exercise price less than the Offer Price an amount equal to the difference between the Offer Price and the per share exercise price, minus any applicable withholding tax. To the extent the per share exercise price of a stock option equals or exceeds the Offer Price, at the effective time of the Merger such stock option will be cancelled, and the holder of such stock option will not be entitled to receive any consideration. All of Duck Head's option plans will be terminated as of the effective time of the Merger.

Representations and Warranties

         Duck Head has made customary representations and warranties to TSI in the Merger Agreement, including representations relating to the following:

     o   corporate organization, existence, power and authority;
     o   non-contravention and non-breach as a result of the Merger Agreement;
     o   governmental authorizations;
     o   capitalization;
     o   subsidiaries;
     o   SEC filings and financial statements;
     o   absence of undisclosed liabilities;
     o   absence of adverse changes;
     o   taxes;
     o   title to and condition of assets;
     o   intellectual property;
     o   environmental matters;
     o   compliance with laws;
     o   labor relations and employee benefits;
     o   material contracts;
     o   litigation;
     o   reports filed with regulatory authorities;
     o   tender offer and proxy disclosure documents;
     o   anti-takeover statutes;
     o   charter provisions;
     o   inapplicability of shareholder rights agreement;
     o   receipt of opinion of financial advisor;
     o   board recommendation;
     o   privacy of customer information; and
     o   tender and option agreements.

         Pursuant  to  the  Merger  Agreement,   TSI  has  also  made  customary
representations and warranties to Duck Head, including representations relating to the following:

     o   corporate organization, existence, power and authority;
     o   non-contravention and  non-breach as a result of the Merger  Agreement;
     o   government authorizations;
     o   SEC filings;

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
     o   tender offer and proxy disclosure documents; and
     o   corporate  organization,   existence,  power  and   authority  of   the
         Purchaser.

Conduct of Duck Head's Business

         Prior to the earliest of the election or appointment to the board of directors of Duck Head of TSI's designees, the effective time of the Merger or the termination of the Merger Agreement, unless TSI consents in writing otherwise, Duck Head and its subsidiaries must operate their businesses in the usual, regular and ordinary course, preserve intact their business organizations and assets and maintain their rights and franchises and not take any action that would adversely affect the ability of any party to obtain any consents required for the transactions contemplated by the Merger Agreement without the imposition of a condition or restriction of the type which in the reasonable judgment of TSI's board would have caused TSI not to enter into the Merger Agreement had TSI known it, or adversely affect the ability of any party to perform its covenants and agreements under the Merger Agreement. In addition, unless TSI consents in writing otherwise, Duck Head has agreed not to take, and to cause its subsidiaries not to take, any of the following additional actions during the same period:

     o   amend its organizational documents;
     o   incur additional indebtedness;
     o   permit its assets to become subject to any encumbrance;
     o   redeem or repurchase its capital stock;
     o   declare or pay dividends;
     o issue, sell, pledge, encumber or authorize the issuance of, or agree to issue, sell, pledge or encumber, additional shares of capital stock or rights to acquire capital stock or stock appreciation rights or amend the terms of any existing equity securities, except pursuant to the exercise of stock options and awards under Duck Head's stock option and incentive stock award plans outstanding on the date of the Merger Agreement;
     o   make changes in its capital structure;
     o sell, lease, mortgage, dispose of or encumber any of Duck Head's assets other than in the ordinary course of business for reasonable consideration;
     o   make material acquisitions or dispositions;
     o increase compensation or benefits, pay severance or termination pay or bonuses or accelerate or amend any stock options or restricted stock;
     o adopt, amend or terminate any employee benefit or compensation plans or enter into or amend any employment contract between Duck Head or any of its subsidiaries and any person;
     o   change significantly any of its tax or accounting methods or systems;
     o commence any litigation or settle any litigation for material money damages or restrictions upon the operations of such person; or
     o enter into, amend, terminate or waive any material rights or claims under any material contracts.

Duck Head's Board Recommendation

         Duck Head's board has unanimously approved the Merger Agreement and unanimously agreed to recommend that its shareholders tender their Shares in the Offer and, if required, vote to adopt and approve the Merger. However, in order to comply with its fiduciary duties to shareholders under applicable Georgia law, Duck Head's board may, after July 26, 2001 (or earlier if TSI has waived the due diligence condition to its performance), in limited circumstances, withdraw or change this recommendation, and approve or recommend a proposal by a third party to acquire Duck Head. In order to do so, first, the proposal to acquire Duck Head must be a "Superior Proposal," which means that:

     o the proposal must involve the acquisition of the entire equity interest in, or all or substantially all of the assets and liabilities of, Duck Head and its subsidiaries;

     o Duck Head's board must determine in good faith that the proposal, if accepted, is reasonably likely to be consummated on a timely basis, taking into account all legal, financial, regulatory and other aspects of the proposal and the person or group making the proposal;

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
     o Duck Head's board must determine in good faith, after consultation with its financial advisors, that the proposal would result in a transaction more favorable to Duck Head's shareholders than the Offer and the Merger; and

     o the person or group making the proposal is, in the good faith judgment of Duck Head's board, after consultation with its financial advisors, reasonably able to finance the transaction contemplated by the proposal.

         Second, Duck Head must have complied with the terms of the "No Solicitation" covenant described below under "--Solicitation Prohibitions". Third, Duck Head must provide TSI with notice of such proposal within two business days of its receipt by Duck Head. Fourth, Duck Head must give TSI two business days to make adjustments to the terms and conditions of the Offer. Fifth, Duck Head must provide TSI with at least two business days prior written notice of a meeting at which Duck Head's board is reasonably expected to recommend such a proposal to its shareholders. Sixth, Duck Head's board must conclude in good faith, after consultation with its outside legal counsel, that the failure to take such action would result in a breach of its fiduciary duties to Duck Head's shareholders under Georgia law.

Solicitation Prohibitions

         In the Merger Agreement, Duck Head agreed to immediately cease any and all existing activities, discussions or negotiations with any and all parties conducted prior to June 26, 2001 with respect to any "Acquisition Proposal" (other than the selling efforts with respect to the Company's Winder, Georgia facility), which means any Offer or proposal by a third party to acquire 5% or more of the outstanding securities or assets of Duck Head, whether by acquisition, purchase, merger, consolidation, business combination or similar transaction involving Duck Head or any of its subsidiaries, the assets of which are 10% or more of the consolidated assets of Duck Head.

         As a general rule, Duck Head agreed that neither Duck Head nor any of its subsidiaries will (and that Duck Head would cause its officers, directors and affiliates and any investment banker, financial advisor, attorney, accountants, consultant or other representative or agent retained by Duck Head, not to) take any of the following actions:

     o   solicit, initiate, encourage   or  induce  the  making,  submission  or
         announcement of any Acquisition Proposal;

     o participate in any discussions or negotiations regarding, or furnish to any person or group any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal;

     o   approve, endorse or recommend any Acquisition Proposal; or

     o enter into any letter of intent, agreement in principal, acquisition agreement or other similar agreement relating to any Acquisition Proposal.

         However, in order for Duck Head's board to comply with its fiduciary duties to shareholders under applicable Georgia law, after July 26, 2001 (or earlier if TSI has waived the due diligence condition to its performance) until the closing of the Offer (which will be at least a five business day period), Duck Head is not prohibited from furnishing nonpublic information regarding Duck Head or any of its subsidiaries to, or entering into a confidentiality agreement or discussions or negotiations with, any person or group in response to a bona fide unsolicited written Acquisition Proposal submitted by such person or group (and not withdrawn) so long as:

     o neither Duck Head nor any of its subsidiaries nor any representative or affiliate of Duck Head has violated any of the non-solicitation restrictions set forth in the Merger Agreement;

     o Duck Head's board determines in good faith, after consultation with its financial advisors, that such Acquisition Proposal constitutes a Superior Proposal;

     o Duck Head's board concludes in good faith, after consultation with and the receipt of advice from its outside legal counsel, that the failure to take such action would result in a breach of its fiduciary duties to Duck Head's shareholders under applicable Georgia law;

     o at least two business days prior to furnishing any nonpublic information to, or entering into discussions or negotiations with, the person or group making the Acquisition Proposal, Duck Head gives TSI written notice of the identity of such person or group and of Duck Head's intention to furnish nonpublic information to, or enter into discussions or negotiations with, such person or group;

     o Duck Head has received or receives from such person or group an executed confidentiality agreement containing terms no less favorable to the disclosing party than the terms of the confidentiality agreement, dated as of March 16, 2001, between KSA CA, on behalf of Duck Head, and TSI; and

     o contemporaneously with furnishing any nonpublic information to such person or group, Duck Head furnishes such nonpublic information to TSI (to the extent such nonpublic information has not been previously furnished to TSI).

         In addition, Duck Head must advise TSI as promptly as practicable, but no more than one business day, after any request is received by Duck Head for any nonpublic information which Duck Head reasonably believes could lead to an Acquisition Proposal or after any Acquisition Proposal is received by Duck Head, of the identity of the person or group making the request or the Acquisition Proposal and the material terms and conditions of any such request or Acquisition Proposal, among other matters.

Director and Officer Liability

         TSI has agreed to cause Duck Head to indemnify, upon consummation of the Merger and to the fullest extent permitted by Georgia law, Duck Head's and its subsidiaries' present and former directors, officers, employees and agents in respect of any liability arising from such person's service for Duck Head or any of Duck Head's subsidiaries that occurred at or before the effective time of the Merger. In addition, TSI has agreed to cause Duck Head to use its reasonable efforts to maintain in effect the current or similar directors' and officers' liability insurance maintained by Duck Head on the date of the Merger Agreement for a period of three years after the effective time of the Merger with respect to facts or circumstances that occurred before the effective time, so long as Duck Head can maintain such insurance annually for no more than 150% of the current annual premium. If Duck Head cannot maintain such insurance annually for no more than 150% of the current annual premium, TSI will cause it to use its reasonable efforts to maintain or obtain the most advantageous of directors' and officers' liability insurance as can be so maintained or obtained for 150% of the current annual premium. TSI has also agreed that for a period of six years after the effective time of the Merger, the indemnification provisions of the articles of incorporation and bylaws of Duck Head will be no less favorable than the indemnification provisions contained in Duck Head's current articles and bylaws.

Conditions to the Merger

         Consummation of the Merger is subject to the following conditions:

     o TSI will have acquired Shares of Duck Head common stock pursuant to the Offer;

     o if required, Duck Head's shareholders will have approved and adopted the Merger Agreement;

     o no court or regulatory authority of competent jurisdiction will have taken any action (whether temporary, preliminary or permanent) that prohibits, restricts or makes illegal consummation of the Merger; and

     o all consents of, filings and registrations with, and notifications to, all regulatory authorities required for consummation of the Merger will have been obtained, and no consent will be conditioned or restricted in a manner which, in the reasonable judgment of TSI's board of directors would so materially adversely affect the economic or business assumptions of the Merger that had TSI's board known of such condition or restriction, it would not have, in its reasonable judgment entered into the Merger Agreement.

Termination

         The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the effective time in any of the following circumstances:

     o   By mutual written agreement between Duck Head and TSI.

     o If, before consummation of the Offer, TSI or Duck Head has breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform is incapable of being cured or has not been cured within 30 days following written notice to the other party.

     o By either Duck Head or TSI if consummation of the Offer or the Merger would violate or be restrained, enjoined or prohibited by any law or regulation or if any court of competent jurisdiction or regulatory authority has issued a final and nonappealable injunction, judgment, order or decree restraining, enjoining or prohibiting consummation of the Offer or the Merger.

     o By either Duck Head or TSI if the shareholders of Duck Head fail to vote their approval of the Merger at a shareholder meeting called for such purpose.

     o By either Duck Head or TSI if the Offer has not been consummated by November 1, 2001, provided that the terminating party has not breached any provision of the Merger Agreement which results in the failure of the Offer to be consummated on or before such date and provided that such date shall be extended for any period of time that there is a non-final order or other action restraining, enjoining or prohibiting the closing of the Offer or the consummation of the Merger or the calling or holding of the Duck Head shareholders meeting to approve the Merger.

     o By TSI on or before July 26, 2001, if TSI has not been satisfied in its reasonable discretion, exercised in good faith, with the results of its due diligence review of information concerning Duck Head and its business.

     o By TSI, if, before consummation of the Offer any of the following circumstances has occurred:

              -- Duck Head's board has failed to reaffirm, upon TSI's request, or resolved not to reaffirm its approval of the Offer, the Merger Agreement or the Merger, to the exclusion of another Acquisition Proposal, or shall have affirmed, recommended or authorized another Acquisition Proposal;

              -- within 10 days after commencement of any tender or exchange offer other than the Offer, Duck Head's board fails to recommend against the acceptance of such tender or exchange offer or takes no position with respect to such offer;

              -- Duck Head's board negotiates or authorizes the conduct of negotiations with a third party regarding an Acquisition Proposal other than the Merger; or

              -- any person or group of persons (other than TSI) acquires beneficial ownership of 15% or more of Duck Head's common stock in addition to any Shares owned on the date of the Merger Agreement or any person or group becomes the beneficial owner of 25% or more of Duck Head's common stock.

     o By Duck Head, if, before the adoption of the Merger Agreement by the Duck Head shareholders, all of the following circumstances have occurred:

              -- Duck Head's board has withdrawn or modified its recommendation of the Offer in a manner adverse to TSI in order to accept a Superior Proposal;

              -- Duck Head's board has determined, after consideration of advice of outside legal counsel, that the failure to take such actions as set forth in the preceding bullet point would result in a breach of its fiduciary duties to Duck Head's shareholders under Georgia law;

              -- Duck Head has negotiated with TSI regarding any adjustments to the Offer made in response to the Superior Proposal at least two business days prior to such termination; and

              -- prior to or simultaneously with delivery of notice of such termination, Duck Head pays TSI any termination fees and expenses payable pursuant to the Merger Agreement.

     o By either Duck Head or TSI, if as a result of the failure of the conditions to the Offer, the Offer will have been terminated without TSI buying any Shares of Duck Head common stock; for a discussion of the conditions to the Offer, see "-- The Offer" above.

Termination Fees and Expenses

         Generally, all fees and expenses incurred in connection with the Offer, the Merger and the Merger Agreement will be paid by the party incurring such expenses. However, Duck Head will be required to pay TSI a termination fee of 3% of the total consideration that would have been paid by TSI or the Purchaser to the equity holders of Duck Head, including holders of options, if the Offer and Merger were consummated, plus all of TSI's reasonable costs and expenses, provided that such costs and expenses do not exceed $1,000,000, under any of the following circumstances:

     o Either TSI or Duck Head has terminated the Merger Agreement and the following events have occurred:

              -- the Minimum Condition has not been satisfied and, prior to such termination, there has been publicly announced and not withdrawn another Acquisition Proposal, or Duck Head has failed to perform and comply in all material respects with any of its obligations, agreements or covenants required by the Merger Agreement or TSI terminates the Merger Agreement because of such failure to perform or comply; and

              -- within 12 months of such termination, Duck Head either consummates an Acquisition Proposal to acquire 50% or more of Duck Head's capital stock or assets or enters into an agreement with respect to an Acquisition Proposal to acquire more than 50% of Duck Head's capital stock or assets, whether or not such transaction is subsequently consummated.

     o TSI has terminated the Merger Agreement prior to consummation of the Offer because any of the following events has occurred:

              -- Duck Head's board has failed to reaffirm, upon TSI's request, or resolved not to reaffirm its approval of the Offer, the Merger Agreement or the Merger (to the exclusion of another Acquisition Proposal) or shall have affirmed, recommended or authorized another Acquisition Proposal;

              -- within 10 days after commencement of any tender or exchange offer other than the Offer, Duck Head's board fails to recommend against the acceptance of such tender or exchange offer or takes no position with respect to such offer;

              -- Duck Head's board negotiates or authorizes the conduct of negotiations with a third party regarding an Acquisition Proposal other than the Merger; or

              -- any person or group of persons (other than TSI) acquires beneficial ownership of 15% or more of Duck Head's common stock in addition to any Shares owned on the date of the Merger Agreement or any person or group becomes the beneficial owner of 25% or more of Duck Head's common stock.

     o Duck Head has terminated the Merger Agreement prior to the adoption of the Merger Agreement by the Duck Head shareholders because all of the following events have occurred:

              -- Duck Head's board has withdrawn or modified its recommendation of the Offer in a manner adverse to TSI in order to accept a Superior Proposal;

              -- Duck Head's board has determined, after consideration of advice of outside legal counsel, that the failure to take such actions as set forth in the preceding bullet point would result in a breach of its fiduciary duties to Duck Head's shareholders under Georgia law;

              -- Duck Head has negotiated with TSI regarding any adjustments to the Offer made in response to the Superior Proposal at least two business days prior to such termination; and

              -- prior to or simultaneously with delivering notice of such termination, Duck Head pays TSI any termination fees and expenses payable pursuant to the Merger Agreement.

     o TSI has terminated the Merger Agreement prior to the consummation of the Offer, because of the existence of any of the circumstances under which TSI is not required to close the Offer listed in the second, third, fifth, sixth, seventh, ninth, tenth, twelfth and thirteenth bullet points in "-- The Offer" above and within 12 months of such termination, the Company either consummates a transaction contemplated by any Acquisition Proposal to acquire 50% or more of the Company's capital stock or assets or enters into an agreement with respect to any Acquisition Proposal to acquire more than 50% of the Company's capital stock or assets whether or not such transaction is subsequently consummated.

         Separate from the payment of the termination fee and costs and expenses discussed above, the Company will be required to pay TSI all of its reasonable costs and expenses, up to $1,000,000, if TSI terminates the Merger Agreement on or before July 26, 2001 because TSI has not been satisfied in its reasonable discretion, exercised in good faith, with the results of its due diligence review of information concerning the Company and its business.

THE TENDER AND OPTION AGREEMENTS

         Each of the current directors of the Company has entered into a Tender and Option Agreement dated as of June 26, 2001 with TSI, the Purchaser and the Company (each a "Tender and Option Agreement"). The following is a summary of the material provisions of the Tender and Option Agreements, the form of which is EXHIBIT (E)(2) to this Statement and incorporated by reference to Exhibit 10 to the Company's Current Report on Form 8-K with date of June 26, 2001. This summary is qualified in its entirety by reference to the complete text of the Tender and Option Agreements.

         Collectively, the current directors of the Company beneficially own a total of 1,234,891 Shares, representing approximately 38% of the currently outstanding Shares on a fully-diluted basis. In addition, the Company expects to issue approximately 23,100 Shares to such persons prior to the Merger in connection with previously existing compensation arrangements for their services in fiscal 2001 and fiscal 2002. Pursuant to his Tender and Option Agreement, each of the Company's directors has taken the following actions with respect to the Shares beneficially owned by him:

     o agreed to tender all of the Shares he beneficially owns in the Offer and not withdraw them without TSI's prior consent;

     o   granted TSI options to acquire his Shares at $4.75 per Share;

     o assigned to TSI all dividends and distributions with respect to his Shares during the term of the Tender and Option Agreement (TSI may, at its choice, alternatively adjust the exercise price of the option described in the preceding bullet point downward to reflect any such dividends or distributions);

     o agreed to vote his Shares in favor of the Merger, the Merger Agreement and the transactions contemplated therein and against competing transactions or actions of Duck Head that would impede the transactions contemplated in the Merger Agreement;

     o   agreed to exercise his options immediately upon TSI's request;

     o agreed not to transfer his Shares or grant any third party a proxy except pursuant to the Tender and Option Agreement; and

     o granted TSI and certain of its officers irrevocable proxies to vote his Shares in favor of the Merger, the Merger Agreement and the transactions contemplated therein and against any competing transactions.

         In certain circumstances, the option described in the second bullet point above will survive termination of the Offer or the Merger Agreement for 90 days. The Tender and Option Agreements generally will terminate upon either the effectiveness of the Merger or the prior termination of the Merger Agreement. In certain circumstances, however, certain of the provisions of the Tender and Option Agreements will survive termination of the Tender and Option Agreements for 270 days.

THE CONFIDENTIALITY AGREEMENT

         TSI entered into a confidentiality agreement dated March 16, 2001 (the "Confidentiality Agreement") with KSA CA (acting on behalf of the Company) as a condition to KSA CA providing TSI with information about the Company for the purpose of evaluating a possible transaction with the Company. Below is a summary of certain provisions of the Confidentiality Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is EXHIBIT (E)(3) to this Statement. Pursuant to the Confidentiality Agreement, TSI agreed:

     o to use Evaluation Material (defined below) solely for the purpose of evaluating a possible negotiated transaction with the Company and to keep such information confidential unless and until TSI completed a transaction pursuant to a definitive acquisition agreement (subject to common exceptions for legally required disclosure);

     o to return or destroy all Evaluation Material within 10 business days of a decision by either TSI or the Company not to proceed with a transaction;

     o to not disclose, without the Company's prior written consent, that Evaluation Material has been provided to TSI, that the Company or a major portion of its assets may be sold or the existence or status of TSI's discussions with the Company and to not, without the Company's prior written consent, enter into any agreement or discussions with a third party that might lead to a possible agreement or discussions regarding a transaction involving the Company;

     o until the earlier of the closing of a definitive acquisition agreement or one year after TSI returns or destroys all Evaluation Material provided to it, to abstain from:

              -- acquiring beneficial ownership of the Company's securities, assets or business or entering into any agreement to do so,
              -- seeking or proposing to influence or control the management or policies of the Company,
              -- initiate or maintain contact with any officer, director, employee, customer, supplier or account of the Company regarding the Company's business, operation, prospects or finances, or
              -- enter into any discussions, negotiations, arrangements or understandings with any third party regarding the foregoing; and

     o to abstain for one year from soliciting or hiring any of the Company's or its subsidiaries' officers, directors or key employees unless any such person contacts TSI on his own initiative.

          "Evaluation Information" is generally defined as any information and documents concerning the Company that the Company or its officers, directors, employees, representatives, advisors and/or agents (including KSA CA) discloses to TSI or its representatives, together with all notes, analyses, compilations, studies, interpretations or other documents, records, or data and any copies thereof prepared by TSI or its representatives from such information and documents, with common exceptions for public information and previously or independently acquired information.

MR. ROBERTI'S POSSIBLE EMPLOYMENT WITH TSI OR AN AFFILIATE OF TSI

         A condition to the Purchaser's obligation to consummate the Offer is that Mr. Roberti shall have entered into an employment agreement with TSI, the Company or another TSI entity on terms and conditions reasonably satisfactory to TSI, which terms shall include, without limitation, the termination of Mr. Roberti's Severance Protection Agreement with the Company without any payment being made to Mr. Roberti thereunder.

         Mr. Roberti is in the process of negotiating with TSI the possible terms of an employment arrangement with TSI or another TSI entity. As of the date of this Statement, however, Mr. Roberti has no agreement with TSI or another TSI entity respecting any such employment arrangement. As a result, the Company cannot provide any assurance that TSI or Mr. Roberti will enter into any such employment agreement.

CHANGE IN CONTROL AND SEVERANCE PROTECTION AGREEMENTS

         The Merger Agreement provides that, upon consummation of the Offer, the Company shall cause a percentage of its board members equal to the percentage of Shares beneficially owned by TSI (rounded up to the nearest whole number of directors) to be TSI's designees, thus giving TSI a majority of the directors of the Company. TSI, the Purchaser and the Company have agreed in the Merger Agreement that this appointment of TSI's designees will constitute a "Change in Control" as that term is defined in the Severance Protection Agreements of the twelve Company employees who are parties to such agreements, including the Company's Chairman, President and Chief Executive Officer, William V. Roberti, the Company's Senior Vice President, Chief Financial Officer, Secretary and Treasurer, K. Scott Grassmyer, and the Company's Senior Vice President of Sales, Michael H. Prendergast. The Severance Protection Agreements, including the benefits accruing upon a Change in Control, are summarized in ANNEX A.

         The following table sets forth the aggregate Base Amount and Regular Severance Amount (as each such term is defined in the applicable Severance Protection Agreement), the price to repurchase options for stock of Delta Woodside Industries, Inc. (the indirect sole shareholder of the Company prior to June 30, 2000) and the fiscal 2002 bonus included in the Accrued Compensation (as such term is defined in the applicable Severance Protection Agreement) of each executive officer that will be payable by the Company in the circumstances provided in the applicable Severance Protection Agreement to each of the Company's current executive officers whose employment with the Company terminates within 60 days after the occurrence of a Change in Control. For a description of the other amounts payable under the Severance Protection Agreements, see "Management Compensation - Severance Protection Agreements" in ANNEX A.

                              Aggregate Base Amount                             Fiscal 2002              Total
                                       and               Repurchase of       Bonus Included in        Of Amounts
                             Regular Severance Amount    Delta Woodside     Accrued Compensation     Shown in this
Name                                                        Options                                      Table
---------------------------- ------------------------- ------------------- ----------------------- ------------------
William V. Roberti                   $355,385                  0                  $218,400             $573,785

Michael H. Prendergast               $245,942               $26,438               $66,150              $338,530

K. Scott Grassmyer                   $173,686               $29,625               $49,392              $252,703

ACCELERATED VESTING AND CONVERSION OF STOCK OPTIONS AND INCENTIVE STOCK AWARDS

         The Company has granted options to acquire Shares to certain of its key employees under the Company's 2000 Stock Option Plan. The Company also has granted to certain of its key employees awards, which are effectively options, to acquire Shares at an exercise price of $0.01 per Share under the Company's Incentive Stock Award Plan. These plans and options and awards granted thereunder to executive offices of the Company are described in more detail in ANNEX A.

         TSI's entry into a Tender and Option Agreement with each member of the Company's Board of Directors (see "--The Tender and Option Agreements" above) resulted in a "Change of Control" as defined in each plan, resulting in the vesting in full of all outstanding options and awards granted under these plans. Each plan defined "Change of Control" to include the event that any person other than certain exempt persons becomes the beneficial owner of more than 30% of the outstanding Shares. As a result of the Tender and Option Agreements, TSI became the beneficial owner of approximately 38% of the outstanding Shares on a fully-diluted basis.

         The Merger Agreement provides that, at the effective time of the Merger, each option or award granted under these plans will be cancelled in exchange for a cash payment equal to the amount that the per Share price paid to shareholders in the Merger exceeds the exercise price of such option or award.

         The following table sets forth (a) the number of Shares covered by options granted under the Company's 2000 Stock Option Plan and the number of Shares covered by awards granted under the Company's Incentive Stock Award Plan that became exercisable as a result of the "Change of Control" triggered by the Tender and Option Agreements earlier than they otherwise would have become exercisable, and (b) the aggregate amount payable in the Merger in cancellation of all outstanding options and awards (including, in the case of incentive stock awards and certain stock options, the associated gross-up tax protection amount under the Company's Incentive Stock Award Plan or the Severance Protection Agreements), in each case for each individual that served as an executive officer of the Company during fiscal 2001:

                                        NUMBER OF SHARES COVERED BY OPTIONS
                                          AND NUMBER OF SHARES COVERED BY     MERGER CANCELLATION PAYMENT AMOUNT FOR
NAME                                   AWARDS THAT BECAME EXERCISABLE EARLY   ALL OUTSTANDING OPTIONS AND AWARDS ($)
-------------------------------------- -------------------------------------- ----------------------------------------
William V. Roberti                                   124,000                                  838,232

Robert D. Rockey, Jr.                                      0                                  460,938

Michael H. Prendergast                                26,000                                  184,704

K. Scott Grassmyer                                    66,000                                  294,704

William B. Mattison, Jr.                              20,000                                  133,300


SALE OF COMPANY BONUSES TO WILLIAM V. ROBERTI AND K. SCOTT GRASSMYER

         Pursuant to a bonus program for Mr. Roberti and Mr. Grassmyer that provides for bonuses based on the aggregate price paid in a sale of the Company, the Company will pay Mr. Roberti a bonus of $11,018 and Mr. Grassmyer a bonus of $8,265 if the transactions contemplated by the Merger Agreement are consummated.

NON-EMPLOYEE DIRECTORS' EQUITY-BASED COMPENSATION

         The Company provides each of its non-employee directors, as part of his compensation for serving as a director, with Shares or a cash payment with which Shares are purchased. This compensation is normally paid on the date that the Company's Annual Report on Form 10-K is filed with the SEC, which normally occurs around the end of September of each year. This amount becomes payable earlier in the event of a change in control, such as consummation of the Offer.

This compensation arrangement is described in more detail in ANNEX A. The table below sets forth the name of each of the Company's non-employee directors and the estimated number of Shares he will receive in connection with such arrangement and consummation of the Offer.

                                             ESTIMATED NUMBER OF SHARES
                                          TO BE AWARDED FOR SERVICE DURING
                                        ------------------ -------------------
                                           FISCAL YEAR        FISCAL YEAR
     NAME                                     2001                2002
     ---------------------------------- ------------------ -------------------

     William F. Garrett                       1,600              1,098

     Mark I. Goldman                          2,667              1,569

     C. C. Guy                                1,600              1,098

     Dr. James F. Kane                        1,600              1,098

     Dr. Max Lennon                           1,600              1,098

     Buck A. Mickel                           1,600              1,098

     E. Erwin Maddrey, II                     1,600              1,098

     Robert D. Rockey, Jr.                      667              1,569


POSSIBLE EMPLOYMENT OF ONE OR MORE OTHER EXECUTIVE OFFICERS WITH TSI OR AN AFFILIATE OF TSI

         TSI has indicated to the Company that, following consummation of the Offer and the Merger, it or one of its subsidiaries (including the Company) may wish to employ K. Scott Grassmyer (the Company's Senior Vice President, Chief Financial Officer, Secretary and Treasurer) and/or Michael H. Prendergast (the Company's Senior Vice President of Sales). As of the date of this Statement, neither Mr. Grassmyer nor Mr. Prendergast has entered into, or had any discussions with TSI or any of its affiliates respecting, any employment agreement or arrangement with TSI or any of TSI's affiliates for any period following consummation of the Offer or the Merger.

PRIOR RELATIONSHIPS

         During TSI's fiscal year ended September 1999, TSI purchased approximately $6.3 million of piece goods from Delta Mills, Inc., a wholly-owned subsidiary of Delta Woodside. Delta Woodside was the Company's parent corporation until the June 30, 2000 spin-off of the Company by Delta Woodside. During TSI's fiscal year ended September 2000, TSI purchased approximately $1.7 million of piece goods from Delta Mills, Inc. A majority of the members of the Company's board of directors are also members of the board of directors of Delta Woodside Industries, Inc., Delta Mills, Inc.'s sole shareholder. Delta Woodside Industries, Inc.'s president and chief executive officer, William F. Garrett, is a director of the Company. Holders of a substantial number of the Company's shares are also holders of a substantial number of Delta Woodside Industries, Inc.'s shares.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.
--------------------------------------------

         At a meeting held on June 26, 2001, the Company's board of directors (the "Board") unanimously approved the Merger Agreement, the Tender and Option Agreements and the transactions contemplated thereby, including the Offer and the Merger, and determined that the terms of the Merger Agreement, the Tender and Option Agreements, the Offer and the Merger are advisable, fair and in the best interests of the Company and its shareholders. The Board also took action to exempt the Merger Agreement, the Tender and Option Agreements and the transactions contemplated thereby from the "Georgia Business Combination Statute" set forth in Sections 14-2-1131 through 14-2-1133 of the Georgia Business Corporation Code (the "GBCC").

         THE COMPANY'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS AND ADVISES THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER, AND THAT THEY APPROVE AND ADOPT THE MERGER AGREEMENT AND APPROVE THE MERGER.

         The following sets forth some background information leading up to the Board's June 26, 2001 resolutions, the reasons for the Board's recommendation set forth above, the current intent of the Company's directors, officers, affiliates and subsidiaries with respect to the Offer and estimated financial results of the Company for fiscal 2001 and projected financial results of the Company for fiscal 2002.

BACKGROUND INFORMATION

         On November 8, 2000, the Board formed the Investment Bank Oversight Committee of the Board (the "Investment Bank Oversight Committee"). The Investment Bank Oversight Committee was initially composed of directors Dr. Max Lennon, as chairman, Mark I. Goldman and Robert D. Rockey, Jr., who at that time was the Company's Chairman and Chief Executive Officer. The Company's President, William V. Roberti, was added to the Investment Bank Oversight Committee on November 29, 2000, when he was elected to the Board. Mr. Roberti is currently also the Company's Chairman and Chief Executive Officer following Mr. Rockey's retirement from those positions in March of 2001.

         The Board authorized the Investment Bank Oversight Committee to take such actions as it deemed necessary or desirable in its discretion to select, retain, work with and oversee the activities of an investment bank to advise the Company on how to maximize shareholder value. After interviewing several investment banking firms, on December 14, 2000 the Investment Bank Oversight Committee caused the Company to enter into an agreement with Kurt Salmon Associates Capital Advisors, Inc. ("KSA CA") pursuant to which KSA CA was engaged as the Company's exclusive agent to review and analyze the financial and structural alternatives available to the Company, with a view toward meeting its long-term strategic objectives and the maximization of shareholder value, and to assist in the implementation of any adopted approach. KSA CA's tasks included, but were not limited to, if consistent with the Company's objectives, (a) identifying and advising the Company concerning opportunities for the possible sale of the Company and other courses of action; and (b) as requested by the Company, managing the process of contacting and providing information to potential business combination parties and advising on negotiations concerning such a business combination.

         On January 25, 2001, KSA CA made a presentation to the Board of Directors regarding various strategic alternatives, including a sale of the Company, liquidation of the Company, converting the Company into a licensing company and continuing the operation of the Company without any significant changes. At that meeting, KSA CA recommended that the Company pursue the possibility of a sale of the Company.

         On January 31, 2001, the Company publicly announced that it had decided to pursue certain actions recommended by KSA CA designed to significantly enhance shareholder value. The announcement stated that it was not appropriate at the time to outline publicly all the steps the Company would be taking over the next several months based on the advice of KSA CA, that the Company would be looking for smaller, more cost-effective distribution and office facilities in the immediate future, that the Company intended to market its current facilities, which far exceed the Company's needs for the foreseeable future, and the Company hoped to make future announcements of material developments as they occurred, when in the best interest of the Company and its shareholders. Following this announcement, the Company listed its Winder, Georgia facility with a real estate brokerage firm.

         Based upon the advice of KSA CA, the Company decided to pursue a sale of the Company and determined that the most likely buyer for the Company would be another apparel industry operator with channels of distribution more extensive than those of the Company (a "Strategic Acquiror"). KSA CA and the Company's management prepared an offering memorandum and a list of prospective buyers, both of which were approved by the Investment Bank Oversight Committee during a meeting held on February 27, 2001.

         During March 2001, KSA CA commenced the marketing phase of the sale of the Company. During the marketing phase, KSA CA contacted approximately 30 potential buyers, including potential Strategic Acquirors and other strategic and financial buyers, and twelve parties (including TSI) signed confidentiality agreements and received the offering memorandum. The Company's management organized due diligence information to be made available for review by prospective acquirors. The Confidentiality Agreement between TSI and the Company dated March 16, 2001, a copy of which is EXHIBIT (E)(3) to this Statement, provides, among other things, that any non-public information made available to TSI by the Company would be held in strict confidence. TSI further agreed to a one-year standstill with regard to, among other matters, acquiring beneficial ownership of any of the Company's outstanding securities, assets or business, unless the Company provided its prior written consent. TSI received the offering memorandum on March 16, 2001.

         During the months of April, May and June 2001, seven potential acquirors conducted varying amounts of due diligence, including, to the extent they deemed appropriate, reviewing the due diligence information prepared by the Company, receiving additional due diligence materials, meeting with KSA CA and management of the Company, and visiting, or conducting due diligence in respect to, certain of the Company's facilities. TSI and two other prospective acquirors attended presentations by the Company's management at the Company's headquarters in Winder, Georgia. TSI attended a presentation and conducted due diligence on April 26 and April 27, 2001, while the two other prospective purchasers attended presentations on April 19, 2001 and May 9, 2001. On May 30, 2001, TSI attended a second management presentation at the Company's headquarters to discuss, among other matters, issues relating to the Company's Winder, Georgia facility and the Company's retail operations. On June 15, 2001, KSA CA and Mr. Roberti met with TSI's management and its financial advisor to further discuss potential benefits of various forms of business combinations between the Company and TSI. Mr. Roberti requested TSI to set forth its proposal in writing for submission to the Investment Bank Oversight Committee and the Company's Board.

         During the period from April 1, 2001 through June 26, 2001, each of the Investment Bank Oversight Committee and the Board met telephonically on several occasions with representatives of KSA CA to review and discuss potential transactions. The Company's legal counsel attended some of these meetings. In these meetings, KSA CA provided the Investment Bank Oversight Committee or the Board with detailed reports of the progress and analyses of the sale process. The Investment Bank Oversight Committee and the Board provided guidance to KSA CA, the Company's management and legal counsel for continuing the process, including discussions with potential acquirors.

         On June 20, 2001, TSI submitted a proposal to acquire all of the shares of the Company's common stock for $4.75 per share through a cash tender offer followed by a cash-out merger. The proposal included a draft of the Merger Agreement and expressed an expiration date for the proposal of June 25, 2001. On June 21, 2001, TSI submitted a draft of the form of the Tender and Options Agreements. The Company had previously received a non-binding letter of intent dated May 8, 2001 from another potential acquiror for indicated consideration lower than the $4.75 per share amount referenced in the TSI proposal. At the time of receipt of the TSI proposal, a third potential acquiror had provided an indication of interest to, and remained engaged in discussions with, the Company's management and KSA CA, but had not submitted a firm proposal.

         Each of the Investment Bank Oversight Committee and the Board met telephonically with KSA CA and legal counsel on June 21, 2001 to review in detail the TSI proposal and the letter of intent or indication of interest submitted by other possible acquirors. After lengthy discussions of the various proposals, the Board unanimously resolved to pursue further negotiations with TSI with a view toward proposed revisions to the TSI definitive agreements being submitted to the Board for further review and consideration.

         From June 22, 2001 through June 26, 2001, members of the Company's management, legal counsel and financial advisors negotiated the terms of the Merger Agreement and the Tender and Option Agreements with representatives of

TSI, its legal counsel and financial advisors. During these negotiations, TSI extended the expiration date of its proposal to June 26, 2001.

         The Company's Board met telephonically on each of June 25, 2001 and June 26, 2001 with KSA CA, the Company's legal counsel and management of the Company. During these meetings, presentations were made and the Board extensively discussed the two acquisition proposals and the indication of interest received from the third prospective purchaser, alternative structures of a sale transaction, a possible partial liquidation of the Company coupled with continuing a trademark licensing business, a possible complete liquidation of the Company and continuing the business of the Company as an independent entity. During each such Board meeting, KSA CA informed the Board that it was of the opinion that the proposed consideration to be received by the shareholders of the Company in the Offer and Merger was fair to such shareholders from a financial point of view. The Board thereafter unanimously approved the Merger Agreement, the Tender and Option Agreements, the Offer and the Merger, determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company's shareholders and recommended that the Company's shareholders accept the Offer and tender all their Shares pursuant thereto. The written opinion of KSA CA, dated as of June 26, 2001, is set forth in ANNEX B attached hereto. The shareholders of the Company are urged to, and should, read that opinion in its entirety.

         THE OPINION OF KSA CA IS ADDRESSED TO THE COMPANY'S BOARD, RELATES ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE CONSIDERATION TO BE RECEIVED IN THE OFFER AND THE MERGER BY THE HOLDERS OF SHARES (OTHER THAN TSI AND ITS AFFILIATES), AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER OF THE COMPANY AS TO WHETHER OR NOT SUCH SHAREHOLDER SHOULD TENDER SHARES IN THE OFFER, HOW SUCH SHAREHOLDER SHOULD VOTE ON THE MERGER OR AS TO ANY OTHER MATTER RELATING TO THE OFFER AND THE MERGER.

         As of June 26, 2001, following the Company's Board of Directors meeting and prior to the opening of the stock market on June 27, 2001 (the first business day following the execution of the Merger Agreement), the Company and TSI executed the Merger Agreement, and each director of the Company delivered an executed Tender and Option Agreement to TSI. On June 27, 2001, prior to the opening of trading on the American Stock Exchange, the parties publicly announced the Offer and the execution of the Merger Agreement and the Tender and Option Agreements through a joint press release. On July 11, 2001, TSI commenced the Offer.

REASONS FOR THE BOARD'S RECOMMENDATION

         In approving the Merger Agreement, the Tender and Option Agreements, the Offer and the Merger and recommending that all shareholders tender their Shares pursuant to the Offer, the Board considered a number of factors including the following:

     (1) The $4.75 per share price being paid represents (a) a premium of approximately 79% over the closing sale price ($2.65) per Share for the Shares on June 26, 2001, the last trading day prior to the public announcement of the Merger Agreement, the Offer and the Merger, and
           (b) a premium of approximately 135% over the average closing sale price ($2.021) per Share of the Shares during the period from the Company's spin-off from Delta Woodside Industries, Inc. on June 30, 2000 until June 26, 2001. Although the $4.75 per share price represents approximately 72% of the Company's projected June 30, 2001 book value per Share (excluding any effect of the Merger Agreement, the Tender and Option Agreements, the Offer or the Merger), the Shares have traded at a fraction of the book value per Share throughout the period since the Company was spun off from Delta Woodside. Further, the Company estimates that, in connection with consummation of the Offer and the Merger, the Company will have incurred approximately $3.6 million of liabilities (including without limitation severance costs, professional fees and expense attributable to the early exercisability and vesting of stock options and incentive stock awards).

     (2) The opinion of KSA CA that, as of June 26, 2001 and based upon certain matters considered relevant by KSA CA, the $4.75 per Share in cash to be received by the holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view. The full text of the written opinion of KSA CA, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as ANNEX B. Shareholders are urged to, and should, read such opinion carefully in its entirety.

     (3) Possible alternatives to the Offer and the Merger, including, without limitation, pursuing a transaction with other possible acquirors, a partial liquidation of the Company coupled with the Company licensing its trademarks, a complete liquidation of the Company and the continuation of the operations of the Company as an independent entity. After weighing the potential benefits and risks associated with each alternative, the Board determined that the Offer and the Merger maximize shareholder value and represent the best transaction reasonably available to the Company's shareholders.

     (4) The analysis of KSA CA on the financial aspects of the possible alternatives to the Offer and the Merger.

     (5) The business, results of operations and current prospects of the Company, and the Board's belief, on the basis of its familiarity with these matters, that the consideration to be received by the Company's shareholders in the Offer and the Merger fairly reflects the Company's current value.

     (6) The potential risks faced by the Company were it to continue as a going concern. These risks include, but are not limited to, (a) the largely regional nature of its brand, which places the Company at a competitive disadvantage as compared to more nationally-recognized brands, (b) uncertainties concerning the plans and prospects of some of the Company's most significant customers, (c) the possibility that the Company may not be successful in its attempts to expand its customer base, (d) the necessity that the Company find a replacement for its children's wear licensee in the second half of the 2002 fiscal year, (e) the difficulties currently faced by the apparel industry in general, and (f) uncertainties in the Company's ability to compete with apparel companies with national brands and greater financial, manufacturing and organizational resources.

     (7) Current retail conditions, particularly sales declines experienced by many of the Company's major customers.

     (8) The likelihood that sale by the Company of its Winder, Georgia facility would take several months and face price pressures in light of the apparent recent weakening in the Atlanta, Georgia area real estate market for comparable facilities. In addition, if the Company were to continue as an independent operating business, a sale by the Company of its Winder, Georgia facility might require the Company to locate and transition into substitute facilities, which would require the incurrence of costs and be subject to uncertainties.

     (9)   The fact that the Company  conducted  an   extensive  potential  sale
           process, involving approximately 30 parties and the receipt by 12 parties of the Company's offering memorandum.

     (10)  The support for the transaction  by  those  members of the Board with
           significant   beneficial  ownership  of  Shares,  including   Messrs.
           Maddrey, Mickel, Rockey and Roberti.

     (11) The absence of a financing condition to the Offer and the Merger, and the fact that TSI's proposal was the only fully financed proposal received by the Company.

     (12) The financial and other terms and conditions of the Merger Agreement, the Tender and Option Agreements, the Offer and the Merger.

     (13)  The all-cash consideration offered by the Offer and the Merger.

     (14) The Board's belief that the terms of the Merger Agreement should not unduly discourage any third parties from making bona fide unsolicited Superior Proposals to acquire the Company subsequent to the execution of the Merger Agreement. The Board is not aware that any such third party proposal is likely. If any such proposal is made, after the expiration or waiver of TSI's right to terminate the Merger Agreement in the event that TSI has not been satisfied, in its reasonable discretion, exercised in good faith, with the results of its due diligence review of information concerning the Company and its business, the Board, in the exercise of its fiduciary duties, could determine to provide information to and engage in negotiations with and enter into a Superior Proposal with the applicable third party, subject, in certain circumstances, to the payment of a termination fee and to the other terms and conditions of the Merger Agreement.

     (15) The Board's conclusion that the amount, and conditions to payment, of the termination fee contemplated by the Merger Agreement are reasonable in light of the benefits of the Offer and the Merger and in light of the sales process conducted by the Company.

     (16)  The likelihood that the Offer and the Merger would be consummated.

     (17) The nature of the apparel industry, the current and reasonably foreseeable market conditions in the apparel industry, the existing and future competition in the apparel industry, the relative size of the Company and the other participants in the industry in which the Company operates and the available capital and other resources of those other participants as compared to the available capital and other resources of the Company.

         In its examination of the Offer and the Merger, the Board considered the interests of the Company's directors and executive officers that are different from, or in addition to, the interests of the Company's shareholders. The Board did not believe that these interests affected its decision to approve the Offer and the Merger, in light of the fact that such interests are largely based on contractual arrangements that were in place prior to the negotiation of the Merger Agreement and the Board's assessment that the judgment and performance of the directors and executive officers were not and would not be impaired by such interests.

         The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Tender and Option Agreements, the Offer and the Merger, the Board did not find it practicable to, and did not, assign relative weights to the factors or determine that any factor was of particular importance as compared to other factors. Rather, the Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

INTENT TO TENDER

         To the Company's knowledge, all of the Company's executive officers, directors, affiliates and subsidiaries (to the extent they beneficially own outstanding Shares) currently intend to tender pursuant to the Offer all the outstanding Shares held of record or beneficially owned by them.

ESTIMATED OR PROJECTED FINANCIAL RESULTS OF THE COMPANY

         The Company currently estimates that, (a) for the fiscal year ended June 30, 2001 (excluding any effect of the Merger Agreement, the Tender and Option Agreements, the Offer or the Merger), the Company's sales were approximately $46.5 million, the Company's gross profit was approximately $16.9 million, the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") were approximately $2.3 million and the Company's net loss was approximately $0.8 million, and (b) at June 30, 2001 (excluding any effect of the Merger Agreement, the Tender and Option Agreements, the Offer or the Merger), the Company's cash was approximately $5.7 million, net receivables were approximately $5.8 million, inventories were approximately $8.3 million, total current assets were approximately $20.1 million, net plant, property and equipment was approximately $9.4 million, total assets were approximately $29.9 million, trade accounts payable were approximately $1.0 million, total accrued liabilities were approximately $2.8 million, total current liabilities were approximately $4.8 million, total noncurrent liabilities were approximately $4.1 million and total shareholders' equity was approximately $21.1 million.

         AS OF THE DATE OF THIS STATEMENT, THE COMPANY HAD NOT COMPLETED THE PROCESS OF CLOSING ITS BOOKS FOR THE 2001 FISCAL YEAR AND THE COMPANY'S INDEPENDENT AUDITORS HAD NOT COMMENCED THE PROCESS OF EXAMINING THE COMPANY'S 2001 FISCAL YEAR END NUMBERS. ACCORDINGLY, THE FOREGOING ESTIMATE OF THE COMPANY'S 2001 FISCAL YEAR END RESULTS (EXCLUDING ANY EFFECT OF THE MERGER AGREEMENT, THE TENDER AND OPTION AGREEMENTS, THE OFFER OR THE MERGER) IS NOT FINAL AND IS SUBJECT TO CHANGE. ANY SUCH CHANGE COULD BE MATERIAL. THE COMPANY CURRENTLY INTENDS TO PUBLISH ITS 2001 YEAR END FINANCIAL RESULTS IN MID-AUGUST 2001.

         Based on certain assumptions, the Company currently projects that for the 2002 fiscal year, if the Company was to continue as a stand-alone entity (excluding any effect of the Merger Agreement, the Tender and Option Agreements, the Offer or the Merger), the Company's sales should be in the range of from approximately $47.1 million to approximately $52.3 million, the Company's gross profit should be in the range of from approximately $16.1 million to approximately $18.3 million, the Company's EBITDA should be in the range of from approximately $3.6 million to approximately $5.4 million and the Company's net income should be in the range of from approximately $0.5 million to approximately $2.7 million. The Company anticipates that, if the Company were to continue as a stand-alone entity (excluding any effect of the Merger Agreement, the Tender and Option Agreements, the Offer or the Merger), the Company's results for the 2003 fiscal year would be significantly affected by the Company's actual results for the 2002 fiscal year, then prevailing market conditions and numerous other factors many of which will be beyond the control of the Company.

         THE   FOREGOING   PROJECTIONS   ARE   SUBJECT  TO  VARIOUS   RISKS  AND
UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE PROJECTIONS. SOME OF THESE RISKS AND UNCERTAINTIES ARE DESCRIBED ABOVE UNDER THE SUBHEADING "REASONS FOR THE BOARD'S RECOMMENDATION." IN ADDITION, THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JULY 1, 2000 SETS FORTH ADDITIONAL RISK FACTORS RESPECTING THE COMPANY. THE COMPANY'S INTERNAL FINANCIAL FORECASTS (UPON WHICH THE PROJECTIONS WERE BASED IN PART) ARE, IN GENERAL, PREPARED SOLELY FOR INTERNAL USE AND CAPITAL BUDGETING AND OTHER MANAGEMENT DECISIONS, ARE SUBJECTIVE IN MANY RESPECTS AND ARE THUS SUSCEPTIBLE TO INTERPRETATIONS AND PERIODIC REVISION BASED ON ACTUAL EXPERIENCE AND BUSINESS DEVELOPMENTS. THE FOREGOING PROJECTIONS ALSO REFLECT NUMEROUS ASSUMPTIONS WITH RESPECT TO INDUSTRY PERFORMANCE, GENERAL BUSINESS, ECONOMIC, MARKET AND FINANCIAL CONDITIONS, THE COMPANY'S OWN BUSINESS CONDITIONS AND OTHER MATTERS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL. THERE CAN BE NO ASSURANCE THAT THE ASSUMPTIONS MADE IN PREPARING THE PROJECTIONS WILL PROVE ACCURATE. THE COMPANY EXPECTS THAT THERE WILL BE
DIFFERENCES BETWEEN ACTUAL AND PROJECTED RESULTS, AND ACTUAL RESULTS MAY BE MATERIALLY GREATER OR LESS THAN THOSE CONTAINED IN THE PROJECTIONS. BY INCLUDING THESE PROJECTIONS, THE COMPANY DOES NOT MAKE ANY REPRESENTATION REGARDING THE ULTIMATE PERFORMANCE OF THE COMPANY COMPARED TO THE INFORMATION CONTAINED IN THE PROJECTIONS. THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE OF THIS STATEMENT OR TO REFLECT THE OCCURRENCE OF FUTURE CIRCUMSTANCES EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE SHOWN TO BE IN ERROR.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
----------------------------------------------------------------

         Kurt Salmon Associates Capital Advisors, Inc. (defined above as "KSA CA") has been retained by the Company as its exclusive financial advisor in connection with the Offer and the Merger and related matters.

         Pursuant to an engagement letter dated December 14, 2000 (the "Engagement Letter"), the Company has paid KSA CA an aggregate retainer of $100,000. The Company also agreed to pay KSA CA for its financial advisory services upon each of closing of the Offer and closing of the Merger additional success fees the aggregate amount of which will be a function of the total consideration, including without limitation debt assumption, to be paid by TSI and Purchaser in the Offer and the Merger. The Company currently estimates that the aggregate success fees payable to KSA CA in connection with the Offer and the Merger, in addition to the previously paid $100,000 aggregate retainer fee, will be approximately $350,000. The Company also agreed to reimburse KSA CA for certain out-of-pocket expenses incurred by KS CA in performing its services in connection with its engagement and to indemnify KSA CA and related parties against certain liabilities incurred in connection with its engagement.

         Kurt Salmon Associates is a leading global management consulting firm committed exclusively to the retail and consumer products industries. Kurt Salmon Associates' subsidiary, KSA CA, is a softgoods industry-focused financial advisory practice, providing mergers and acquisitions and financing consultancy services. KSA CA is a boutique practice processing approximately five to ten transactions annually and has supported the softgoods industry for decades. KSA CA has assisted clients in a range of sell-side, buy-side, due-diligence, valuation, and strategic advisory engagements in connection with transactions involving the sale of private and public companies, recapitalizations, acquisitions and management buyouts. In the ordinary course of business, Kurt Salmon Associates and its affiliates may trade securities of TSI and the Company for their own account and, accordingly, may at any time hold a long or a short position in such securities.

         Except as described above, neither the Company nor any person acting on its behalf has employed, retained, compensated, or used any person to make solicitations or recommendations to shareholders of the Company with respect to the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
-------------------------------------------------------

         No transactions in Shares have been effected during the last 60 days by the Company, and, to the knowledge of the Company, no transactions in the Shares have been effected during the last 60 days by any executive officer, director, affiliate or subsidiary of the Company other than: (1) the entry of the Company's directors into the Tender and Options Agreements as described in Item 3, which description is incorporated herein by reference, and (2) the transactions described below in this Item 6.

VESTING AND EXERCISE OF AWARDS UNDER THE INCENTIVE STOCK AWARD PLAN

         Portions of awards to the executive officers of the Company under the Company's Incentive Stock Award Plan (the "ISAP") vested on June 30, 2001. Pursuant to the ISAP, the Company grants awards, which are effectively options, to purchase Shares with an exercise price of $0.01 per Share. In connection with the vesting of any portion of an award, the Company also pays to the grantee an amount approximately sufficient, after the payment of all applicable income taxes, to pay the participant's federal and state income taxes attributable to the vesting of the award. The table below sets forth for each of the Company's executive officers the number of Shares underlying portions of ISAP awards that vested and were exercised as of June 30, 2001 and the related income tax reimbursement payments.

                                                         SHARES ACQUIRED                   RELATED INCOME TAX
NAME                                                  ON EXERCISE OF AWARD               REIMBURSEMENT PAYMENT
----------------------------------------------- ---------------------------------- -----------------------------------

William V. Roberti                                            6,000                              $23,013
Chairman, President & CEO

Michael H. Prendergast                                        2,000                               $7,671
Senior Vice President of Sales

K. Scott Grassmyer                                            2,000                               $7,671
Senior Vice President, CFO,
Secretary and Treasurer

         ANNEX A has additional information respecting awards that vested under the ISAP during the 2001 fiscal year.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
------------------------------------------------------------

         The Company will continue to offer its Winder, Georgia facility for sale to third parties and will sell the facility if it receives an offer acceptable to TSI and the Company.

         Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (1) a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries, or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (3) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

         Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principal or signed contracts in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION.
--------------------------------

INFORMATION STATEMENT

         The Information Statement attached as ANNEX B hereto is being furnished to the Company's stockholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in connection with TSI's rights to designate individuals for election or appointment as members of the Board upon consummation of the Offer as provided in the Merger Agreement, and ANNEX B is incorporated in this Statement by reference.

THE GEORGIA BUSINESS COMBINATION ACT

         Pursuant to Sections 14-2-1131 through 14-2-1133 of the GBCC, commonly known as the Georgia Business Combination Act (the "GBCA"), and the Company's bylaws, the Company is subject to the provisions of the GBCA. The GBCA generally provides that a "resident domestic corporation" may not engage in a "business combination" with an "interested shareholder" for a five-year period after the time the interested shareholder became an interested shareholder unless certain conditions are met. One of these conditions is that either the business combination or the transaction resulting in the interested shareholder becoming an interested shareholder is approved by the resident domestic corporation's board of directors prior to the interested shareholder becoming an interested shareholder. The Company is a "resident domestic corporation." Entry into the Tender and Option Agreements caused TSI and the Purchaser to become "interested shareholders" because they obtained beneficial ownership of more than 10% of the Company's Shares as a result thereof. The Merger constitutes a "business combination." Because the Board approved the Tender and Option Agreements, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, however, the transactions contemplated in the Merger Agreement, including the Offer and the Merger, will not be prohibited by the GBCA.

GEORGIA "SHORT-FORM" MERGER STATUTE

         Pursuant to Section 14-2-1104 of the GBCC, if a corporation owns 90% or more of the outstanding shares of each class of a subsidiary corporation, the parent may cause the subsidiary to merge into the parent without the approval of the shareholders of the parent or the subsidiary (a "short-form merger"). If the Purchaser acquires 90% or more of the Shares in the Offer, it will be able to consummate the Merger as a short-form merger without holding a meeting of the Company's shareholders. If the Purchaser does not acquire 90% of the Shares in the Offer, the Merger cannot be consummated until the Company holds a special meeting of its shareholders (and solicits proxies for such meeting in compliance with the requirements of the Exchange Act and regulations promulgated thereunder and the requirements of the American Stock Exchange) and the Company's shareholders vote to approve the Merger, which will take substantially more time than consummation of a short-form merger.

ITEM  9.  EXHIBITS.
-------------------

(a)(2)       Letter to shareholders from William V. Roberti dated July 11, 2001.
(a)(5)(A) Opinion of Kurt Salmon Associates Capital Advisors, Inc. dated June 26, 2001 (included as Annex B hereto).
(a)(5)(B) Information Statement pursuant to Section 14(f) of the Exchange Act (included as Annex A hereto).
(e)(1) Agreement and Plan of Merger, dated June 26, 2001, by and among Tropical Sportswear Int'l Corporation, HB Acquisition Corp. and Duck Head Apparel Company, Inc.: Incorporated by reference to
             Exhibit 2.1 to the Current Report on Form 8-K of the Company with date of June 26, 2001.
(e)(2) Form of Tender and Option Agreement, dated June 26, 2001, by and among Tropical Sportswear Int'l Corporation, HB Acquisition Corp., Duck Head Apparel Company, Inc.and each of the directors of Duck Head Apparel Company, Inc.: Incorporated by reference to Exhibit
             10.1 to the Current Report on Form 8-K of the Company with date of June 26, 2001
(e)(3) Confidentiality Agreement, dated March 16, 2001, by and between Tropical Sportswear Int'l Corporation and Kurt Salmon Associates Capital Advisors on behalf of Duck Head Apparel Company, Inc.
(e)(4) For a description of the Severance Protection Agreements, the 2000 Stock Option Plan, the Incentive Stock Award Plan, the sale of Company bonus program and the non-employee directors' equity-based compensation, see Item 3 of this Schedule 14D-9 and Annex A to this Schedule 14D-9.

                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                    /s/ William V. Roberti
                    -----------------------
                    William V. Roberti
                    Chairman, President and Chief Executive Officer


                    /s/ K. Scott Grassmyer
                    ----------------------
                    K. Scott Grassmyer
                    Senior Vice President, Chief Financial Officer, Secretary and Treasurer


                    July 11, 2001
                    -------------
                    Date

                                                                         ANNEX A

                         DUCK HEAD APPAREL COMPANY, INC.
                         1020 Barrow Industrial Parkway
                              Winder, Georgia 30680
                                 (770) 867-3111

                        INFORMATION STATEMENT PURSUANT TO
             SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 &
                        RULE 14F-1 PROMULGATED THEREUNDER


--------------------------------------------------------------------------------

NO VOTE OR OTHER ACTION OF DUCK HEAD APPAREL COMPANY, INC.'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED, AND YOU ARE REQUESTED NOT TO SEND A PROXY TO DUCK HEAD APPAREL COMPANY, INC.

--------------------------------------------------------------------------------

                                     GENERAL

         This information statement (the "Information Statement") is being mailed on or about July 11, 2001 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Duck Head Apparel Company, Inc., a Georgia corporation (the "Company"), to the holders of record of the common stock of the Company, par value $0.01 per share (the "Common Stock"). Shares of the Common Stock are referred to in this Information Statement as the "Shares." The Schedule 14D-9 relates to the Offer to Purchase dated July 11, 2001 of HB Acquisition Corp., a Georgia corporation (the "Purchaser") and a wholly-owned subsidiary of Tropical Sportswear Int'l Corporation, a Florida
corporation ("TSI"), to purchase the Common Stock and a related Letter of Transmittal (collectively, the "Offer"). Capitalized terms used and not otherwise defined in this Information Statement shall have the meanings set forth in the Schedule 14D-9.

         You are receiving this Information Statement in connection with the possible election to the Company's Board by the Company's Board of persons designated by TSI. Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of June 26, 2001, by and among TSI, the Purchaser and the Company (the "Merger Agreement").

         The Merger Agreement provides that, upon the acceptance for payment pursuant to the Offer of not less than a majority of the issued and outstanding Shares on a fully diluted basis by TSI or Purchaser, TSI will be entitled to designate the number of directors on the Company's Board such that the proportion of its designees on the Company's Board shall equal the proportion of the outstanding Shares beneficially owned by TSI (rounded up to the next whole number of Board members). The Company has agreed in the Merger Agreement to take all actions necessary to cause TSI's designees (including any replacement designees in the event that any such designee shall no longer be on the Company's Board, the "TSI Designees") to be elected or appointed to the Company's Board, including increasing the number of directors, and seeking and accepting resignations of incumbent directors. The Company will also, upon request of TSI, use all commercially reasonable efforts to cause individuals designated by TSI to constitute that number of members (rounded up to the next whole number) on (i) each committee of the Company's Board and (ii) each board of directors of each subsidiary of the Company (and each committee thereof), that represents the same percentage as the number of TSI Designees represent on the Company's Board. Notwithstanding the foregoing, under the terms of the Merger Agreement at least two members of the Company's Board who were directors of the Company as of the date of the Merger Agreement and who are not employees of the Company must remain members of the Company's Board until the closing of the Merger.

      The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement is attached as ANNEX A. The Schedule 14D-9 is being mailed to stockholders of the Company along with this Information Statement.

         This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements the information set forth in the Schedule 14D-9. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

                        VOTING SECURITIES OF THE COMPANY

         The Common Stock is the only class of voting securities of the Company outstanding. Each Share has one vote. As of July 6, 2001, there were 2,866,638 Shares outstanding.

                                THE TSI DESIGNEES

         The information contained in this Information Statement concerning TSI, the Purchaser and the TSI Designees has been furnished to the Company by TSI, the Purchaser or their representatives. Accordingly, the Company assumes no responsibility for the accuracy or completeness of such information.

         TSI has informed the Company that the TSI Designees will be selected by TSI from among any of the directors and executive officers of TSI set forth below. The following table sets forth certain information with respect to the individuals whom TSI may designate as the TSI Designees (including age as of the date hereof, current principal occupation or employment and five-year employment history). Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with TSI. Unless otherwise indicated, the business address of each such person is c/o Tropical Sportswear Int'l Corporation at 4902 West Waters Avenue, Tampa, Florida 33634-1302, the telephone number at that address is (813) 249-4900 and each such person is a citizen of the United States.

Name and Age of directors                   Present Principal Occupation & 5-Year Employment History
----------------------------------------    --------------------------------------------------------------------------

William W. Compton (58)                     Mr. Compton has served as Chairman of the Board,  Chief Executive Officer and a director of TSI and its  predecessors  since  November 1989. He has served  as  President  of TSI  since  January  2001.  He also  served  as
                                            President of TSI from November  1989 to November  1994.  Mr.  Compton has over 30 years of  experience  in the apparel  industry.  Prior to joining
                                            TSI, he served as President and Chief  Operating  Officer of Munsingwear,
                                            Inc.,  an apparel  manufacturer  and marketer,  President/Executive  Vice
                                            President  of  Corporate   Marketing   for  five  apparel   divisions  of
                                            McGregor/Faberge  Corporation  and  President,  U.S.A.  and a director of
                                            Farah  Manufacturing  Corporation.  Mr. Compton  currently  serves on the
                                            Board of directors for the Center for  Entrepreneurship for Brigham Young
                                            University,  and has  recently  served  as the  Chairman  of the Board of directors  of the  American  Apparel and  Footwear  Association  and is a
                                            member of its Executive Committee.

Michael Kagan (62)                          Mr.  Kagan has  served  as  Executive  Vice  President,  Chief  Financial
                                            Officer,  Secretary  and  Vice  Chairman  of the  Board  of TSI  and  its
                                            predecessors  since  November  1989.  He was also  Treasurer  of TSI from
                                            November  1989 to  January  1998.  Mr.  Kagan  has  more  than  30  years experience  in the apparel  industry.  Prior to joining  TSI,  Mr.  Kagan served as Senior Vice President of Finance for  Munsingwear,  Inc. and as
                                            Executive Vice President and Chief Operating  Officer of Flexnit Company,
                                            Inc., a manufacturer of women's intimate apparel.



                                      A-2

Jesus Alvarez-Morodo (55)                   Mr.  Alvarez-Morodo  has served as a director of TSI and its predecessors since  November 1989.  Mr.  Alvarez-Morodo  has been Vice Chairman of the
                                            Board of Elamex,  S.A. de C.V., a  manufacturing  company  controlled  by
                                            Accel  S.A.  de C.V.,  since 1995 and a director  of Elamex  since  1990.
                                            Accel is a publicly traded Mexican  holding  company having  subsidiaries engaged  in  warehousing,  distribution  and  manufacturing.  He has been
                                            President  and Chief  Executive  Officer of Accel since 1992.  Accel is a publicly traded Mexican holding  company having  subsidiaries  engaged in warehousing, distribution and manufacturing.

Eloy S. Vallina-Laguera (63)                Mr.  Vallina-Laguera has served as a director of TSI and its predecessors since  November  1989. He has been Chairman of the Board of Accel and its predecessor,  Grupo Chihuahua,  since its inception in 1979, and Chairman of the  Board of Elamex  since  1990.  He is also  Chairman  of  Kleentex
                                            Corp., and an advisory director of Norwest Bank El Paso.

Leslie Gillock (45)                         Ms.  Gillock  has  served as a director  of TSI since  August  1997.  Ms.
                                            Gillock  has  served  as  Vice  President  Brand  Management  of  Springs
                                            Industries,  Inc. since October 1999.  Previously,  Ms. Gillock served in various  capacities  with Fruit of the Loom, Inc. from 1978 to until June
                                            1998  including  Vice President of Marketing from March 1995 through June
                                            1998,  Director of Marketing from January 1993 through February 1995, and
                                            Marketing   Manager  for  Intimate  Apparel  from  January  1989  through
                                            December  1992.  She  has  over  20  years   experience  in  the  apparel
                                            industry.

Donald H. Livingstone (58)                  Mr.  Livingstone  has served as a director of TSI since August  1997.  He has been a Teaching  Professor at the Brigham Young  University  Marriott
                                            School of Management and the director of its Center for  Entrepreneurship since  September  1994. Mr.  Livingstone  has also served as a Trustee of
                                            The Eureka  Family of Mutual Funds since August 1997 and as a director of
                                            California  Independent  Bankcorp  since October 1998.  From 1976 through
                                            March 1995,  he was a partner with Arthur  Anderson LLP. He joined Arthur
                                            Anderson LLP in 1966.

Leon H. Reinhart (58)                       Mr.  Reinhart  has served as a director  of TSI since  August  1997.  Mr.
                                            Reinhart was President,  Chief Executive  Officer and a director of First
                                            National  Bank based in San Diego,  California  from May 1996 through May
                                            2001.  Prior to such time, Mr.  Reinhart's  experience  includes 28 years as an executive  with  Citibank.  N.A. and its affiliates in a variety of domestic  and  international  positions.  Mr.  Reinhart  also serves as a director  on the  Boards  of  Shop-A-Z.com,  Elamex,  S.  A.,  San  Diego
                                            Dialogue and the International Community Foundation.

Charles J. Smith (74)                       Mr. Smith became a director of TSI in June 1998.  Previously  he had been a director of Farah  since March 1994.  For more than five years prior to his  retirement  in 1994,  Mr.  Smith served in various  capacities  with
                                            Crystal  Brands,  Inc.,  an  apparel  manufacturer  and  marketer,   most
                                            recently  as an  Executive  Vice  President.  Since then,  Mr.  Smith has served as a consultant to various  apparel  companies.  In May 1995,  Mr.
                                            Smith became a partner in and a director of Phoenix  Apparel Group,  Inc, a privately-held apparel sourcing and consulting company.

         TSI has informed the Company that each of the individuals listed above has consented to serve as a director of the Company, if so designated. If necessary, TSI may choose additional or other TSI Designees, subject to the requirements of Rule 14f-1.

         None of the TSI Designees is currently a director of, or holds any position with, the Company. TSI and the Purchaser have advised the Company that, to the best of their knowledge, none of the TSI Designees or any of his or her affiliates (i) has a familial relationship with any directors or executive officers of the Company, (ii) beneficially owns any securities (or any rights to acquire such securities) of the Company or (iii) has been involved in any transactions with the Company or any of its directors, officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"), except as may be disclosed herein.

         TSI and the Purchaser have advised the Company that none of the TSI Designees during the past five years has (i) been party to federal bankruptcy law or state insolvency law proceedings, whereby a petition was filed by or against such designee or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such designee, (ii) been convicted in a criminal proceeding (excluding traffic misdemeanors), (iii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws or (iv) been a party adverse to the Company or any of its subsidiaries, or had a material interest adverse to the Company or any of its subsidiaries, in any material legal proceeding.

                THE SPIN-OFF FROM DELTA WOODSIDE INDUSTRIES, INC.

         Prior to May 2000, the business of the Company was conducted by the Duck Head Apparel Company division of Delta Woodside Industries, Inc., a South Carolina corporation ("Delta Woodside"), whose common stock is traded on the New York Stock Exchange under the symbol "DLW," and Delta Woodside's subsidiaries. The Company was formed as an indirect subsidiary of Delta Woodside in December 1999. In May of 2000, Delta Woodside reorganized its subsidiaries and divisions, and all of the assets and operations of the Duck Head Apparel Company division were transferred to the Company, which became a direct subsidiary of Delta Woodside, or to a subsidiary of the Company. Then on June 30, 2000, Delta Woodside spun-off the Company by means of a pro rata distribution of all of the outstanding common stock of the Company to Delta Woodside's stockholders of record on June 19, 2000 (the "Duck Head distribution"). Also on June 30, 2000, Delta Woodside similarly spun-off Delta Apparel, Inc., a Georgia corporation ("Delta Apparel"), to which had been transferred the Delta Apparel Company division of various subsidiaries of Delta Woodside. After the spin-offs, Delta Woodside's sole operating division was its Delta Mills Marketing Company division owned and operated by its subsidiary Delta Mills, Inc. ("Delta Mills"). Historical data contained in this Information Statement for any periods prior to June 30, 2000 pertain to the Duck Head Apparel Company division of Delta Woodside and its subsidiaries or to the Company prior to the spin-off.

                    STOCK OWNERSHIP OF PRINCIPAL SHAREHOLDERS
                                 AND MANAGEMENT

         The following table sets forth certain information as of July 2, 2001, regarding the beneficial ownership of the Company's common stock by (i) persons beneficially owning more than five percent of the common stock, (ii) the directors, (iii) the executive officers named in the Summary Compensation Table under "Management Compensation", and (iv) all current directors and executive officers as a group. Unless otherwise noted in the notes to the table, the Company believes that the persons named in the table have sole voting and investment power with respect to all shares of common stock of the Company shown as beneficially owned by them. On July 2, 2001, there were 2,866,638 Shares outstanding.


                                                                    SHARES
                                                                 BENEFICIALLY
                BENEFICIAL OWNER                                     OWNED         PERCENTAGE
                ----------------------------------------------- ---------------- ----------------

                Tropical Sportswear Int'l Inc. (1)                1,257,551 (1)        38.5
                4902 W. Waters Avenue
                Tampa, Florida  33634-1302

                Bettis C. Rainsford (2)                             334,218            11.7
                108-1/2 Courthouse Square
                Post Office Box 388
                Edgefield, SC  29824

                Reich & Tang Asset Management L. P. (3) 600         278,350             9.7
                Fifth Avenue
                New York, New York  10020

                Dimensional Fund Advisors Inc. (4)                  191,591             6.7
                1299 Ocean Avenue, 11th Floor
                Santa Monica, California  90401

                William V. Roberti (5)                              380,000 (1)        12.7
                P.O. Box 688
                Winder, GA 30680

                E. Erwin Maddrey, II (6)                            350,291 (1)        12.2
                233 North Main Street, Suite 200
                Greenville, SC  29601

                Robert D. Rockey, Jr. (7)                           322,336 (1)        11.2
                13101 Preston Road #312
                Dallas, Texas 75240

                Buck A. Mickel (8)(9)                               161,440 (1)         5.6
                Post Office Box 6721
                Greenville, SC  29606

                Minor H. Mickel (9)(10)                             157,804             5.5
                415 Crescent Avenue
                Greenville, SC  29605

                Minor M. Shaw (9)(11)                               152,008             5.5
                Post Office Box 795
                Greenville, SC  29602

                Charles C. Mickel (9)(12)                           149,694             5.2
                Post Office Box 6721
                Greenville, SC  29606

                William F. Garrett (13)                              20,369 (1)         (22)

                Dr. James F. Kane (14)                                6,753 (1)         (22)

                C. C. Guy (15)                                        6,547 (1)         (22)

                Dr. Max Lennon (16)                                   5,579 (1)         (22)


                                      A-5

                Mark I. Goldman (17)                                  4,236 (1)         (22)

                K. Scott Grassmyer (18)                              84,781             2.6

                Michael H. Prendergast (19)                          30,120             (22)

                William B. Mattison, Jr. (20)                        25,200             (22)

                All current directors and executive officers      1,372,473              42.0%
                as a group (11 Persons) (21)
-----------------------

     (1) On June 26, 2001, each of the members of the Board of Directors of the Company entered into Tender and Option Agreements (the "Tender and Option Agreements") with TSI. Because of the terms and provisions of the Tender and Options Agreements, each member of the Board of Directors of the Company may be deemed to share with TSI beneficial ownership of all of his Shares listed in the table. Pursuant to his Tender and Option Agreement, each member of the Board of Directors, among other matters, (1) agreed with TSI to tender all of the Shares of the Company he beneficially owns in the Offer and not withdraw them without TSI's prior consent, (2) granted TSI options to acquire such Shares at a price of $4.75 per share, (3) assigned to TSI all dividends and distributions with respect to such Shares during the term of the Tender and Option Agreement (TSI, at its choice, may alternatively adjust the exercise price of the option described in the preceding clause downwards to reflect any such dividends or distributions), (4) agreed to vote such Shares in favor of the Merger, the Merger Agreement and the transactions contemplated therein and against competing transactions or actions of the Company that would impede the transactions contemplated in the Merger Agreement, (5) covenanted not to transfer such Shares or grant any party a proxy except pursuant to the Tender and Option Agreement and (6) granted TSI and certain of its officers irrevocable proxies to vote such Shares in favor of the Merger, the Merger Agreement, and the transactions contemplated therein and against any competing transactions. The number of Shares shown as beneficially owned by TSI includes the estimated number of Shares to be received by each non-employee director as part of his compensation for fiscal years 2001 and 2002 in connection with consummation of the Offer (as described in the Schedule 14D-9).

     (2) Mr. Rainsford was a director of the Company until the Company's Annual Meeting of Shareholders in November 2000. He was a director of Delta Woodside and Delta Apparel until September 14, 2000 and was the Executive Vice President, Treasurer and Chief Financial Officer of Delta Woodside until October 1, 1999. According to an amendment to Schedule 13D filed November 15, 2000, Mr. Rainsford has sole voting power and sole dispositive power with respect to all of the Shares shown. The number of Shares shown as beneficially owned by Mr. Rainsford includes 4,794 Shares held by The Edgefield County Foundation, a charitable trust, as to which Shares Mr. Rainsford holds sole voting and investment power but disclaims beneficial ownership.

      (3)The information in the table with respect to Reich & Tang Asset Management L.P. ("Reich & Tang") is based on an amendment to Schedule 13G/A of Reich & Tang dated February 15, 2001. The amendment reported that Reich & Tang has shared voting power and dispositive power with respect to all of the Shares shown. The amendment reported that the Shares were held on behalf of certain accounts for which Reich & Tang provides investment advice. According to the amendment, each account has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Shares. The amendment reported that none of such accounts has an interest with respect to more than 5% of the outstanding Shares.

     (4) The information in the table with respect to Dimensional Fund Advisors Inc. ("Dimensional") is based on a Schedule 13G of Dimensional dated February 2, 2001. The Schedule 13G reported that Dimensional had sole voting power and sole dispositive power with respect to all of the Shares shown. The Schedule 13G reported that Dimensional furnishes investment advice to four investment companies and serves as investment manager to certain other commingled group trusts and separate accounts, that all of the Shares are owned by advisory clients of Dimensional, that in its role as investment adviser or manager

Dimensional possesses voting and/or investment power over the Shares reported, that Dimensional disclaims beneficial ownership of such securities and that, to the knowledge of Dimensional, no such investment company, trust or account client owned more than 5% of the outstanding Shares.

     (5) William V. Roberti is President, Chief Executive Officer and a Director of the Company. Included in the table are 100,000 Shares covered by an option granted under the Company's 2000 Stock Option Plan (the "Stock Option Plan") and 24,000 Shares subject to awards under the Company's Incentive Stock Award Plan (the "Incentive Stock Award Plan"). Mr. Roberti may be deemed to share beneficial ownership with TSI of all his Shares listed in the table because of the terms and provisions of his Tender and Option Agreement.

     (6) Mr. Maddrey is a director of the Company, Delta Woodside and Delta Apparel and was the President and Chief Executive Officer of Delta Woodside until June 2000. The number of Shares shown as beneficially owned by Mr. Maddrey includes 43,147 shares held by the E. Erwin and Nancy B. Maddrey, II Foundation, a charitable trust, as to which shares Mr. Maddrey holds sole voting and investment power (subject to his obligations under his Tender and Option Agreement) but disclaims beneficial ownership, and approximately 107 Shares allocated to the account of Mr. Maddrey in Delta Woodside's Savings and Investment Plan (the "Delta Woodside 401(k) Plan"). Mr. Maddrey is fully vested in the Shares allocated to his account in the Delta Woodside 401(k) Plan. The number of Shares shown as beneficially owned by Mr. Maddrey includes the estimated number of Shares to be received by him as non-employee director compensation in connection with consummation of the Offer (as described in the Schedule 14D-9). Mr. Maddrey may be deemed to share beneficial ownership with TSI of all his Shares listed in the table because of the terms and provisions of his Tender and Option Agreement.

     (7) Mr. Rockey was Chairman of the Board, President and Chief Executive Officer of the Company from December 1999 until October 2000 and Chairman of the Board and Chief Executive Officer of Duck Head from October 2000 until March 8, 2001, at which time he retired from his executive officer positions with Duck Head. Included in the table are 125,000 Shares covered by options granted under the Stock Option Plan. The number of Shares shown as beneficially owned by Mr. Rockey includes the estimated number of Shares to be received by him as non-employee director compensation in connection with consummation of the Offer (as described in the Schedule 14D-9). Mr. Rockey may be deemed to share beneficial ownership with TSI of all his Shares listed in the table because of the terms and provisions of his Tender and Option Agreement.

     (8) Buck A. Mickel is a director of the Company, Delta Woodside and Delta Apparel. The number of Shares shown as beneficially owned by Buck A. Mickel includes 34,392 Shares directly owned by him, all of the 124,063 Shares owned by Micco Corporation, and 287 Shares held by him as custodian for a minor. See Note
(9). The number of Shares shown as beneficially owned by Mr. Mickel includes the estimated number of Shares to be received by him as non-employee director compensation in connection with consummation of the Offer (as described in the Schedule 14D-9). Mr. Mickel may be deemed to share beneficial ownership with TSI of all his Shares listed in the table because of the terms and provisions of his Tender and Option Agreement.

     (9) Micco Corporation owns 124,063 Shares of the Company's common stock. The shares of common stock of Micco Corporation are owned in equal parts by Minor H. Mickel, Buck A. Mickel (a director of the Company), Minor M. Shaw and Charles C. Mickel. Buck A. Mickel, Minor M. Shaw and Charles C. Mickel are the children of Minor H. Mickel. Minor H. Mickel, Buck A. Mickel, Minor M. Shaw and Charles C. Mickel are officers and directors of Micco Corporation. Each of Minor
H. Mickel, Buck A. Mickel, Minor M. Shaw and Charles C. Mickel disclaims beneficial ownership of three quarters of the Shares of the Company's common stock owned by Micco Corporation. Minor H. Mickel directly owns 33,741 Shares of the Company's common stock. Buck A. Mickel, directly or as custodian for a minor, owns 34,679 Shares of the Company's common stock. Charles C. Mickel, directly or as custodian for his children, owns 25,621 Shares of the Company's common stock. Minor M. Shaw, directly or as custodian for her children, owns 25,049 Shares of the Company's common stock. Minor M. Shaw's husband, through an individual retirement account and as custodian for their children, beneficially owns approximately 1,448 Shares of the Company's common stock, as to which Shares Minor M. Shaw may also be deemed a beneficial owner. Minor M. Shaw disclaims beneficial ownership with respect to these Shares and with respect to the 274 Shares of the Company's common stock held by her as custodian for her children. The spouse of Charles C. Mickel owns 10 Shares of the Company's common stock, as to which Shares Charles C. Mickel may also be deemed a beneficial owner. Charles C. Mickel disclaims beneficial ownership with respect to these Shares and with respect to the 351 Shares of the Company's common stock held by him as custodian for his children. Buck A. Mickel disclaims beneficial ownership with respect to the 287 Shares of the Company's common stock held by him as custodian for a minor. Micco Corporation may be deemed to share beneficial ownership with TSI of all of its Shares listed in the table because of the terms and provisions of Mr. Buck A. Mickel's Tender and Option Agreement.

     (10) The number of Shares shown as beneficially owned by Minor H. Mickel includes 33,741 Shares directly owned by her and all of the 124,063 Shares owned by Micco Corporation. See Note (9). Micco Corporation may be deemed to share beneficial ownership with TSI of all of its Shares listed in the table because of the terms and provisions of Mr. Buck A. Mickel's Tender and Option Agreement.

     (11) The number of Shares shown as beneficially owned by Minor M. Shaw includes 25,049 Shares owned by her directly or as custodian for her children, approximately 1,448 Shares beneficially owned by her husband through an individual retirement account or as custodian for their children, and all of the 124,063 Shares owned by Micco Corporation. See Note (9). Micco Corporation may be deemed to share beneficial ownership with TSI of all of its Shares listed in the table because of the terms and provisions of Mr. Buck A. Mickel's Tender and Option Agreement.

     (12) The number of Shares shown as beneficially owned by Charles C. Mickel includes 25,621 Shares owned by him directly or as custodian for his children, 10 Shares owned by his wife and all of the 124,063 Shares owned by Micco Corporation. See Note (9). Micco Corporation may be deemed to share beneficial ownership with TSI of all of its Shares listed in the table because of the terms and provisions of Mr. Buck A. Mickel's Tender and Option Agreement.

     (13) William F. Garrett is a director of the Company, Delta Woodside and Delta Apparel. The number of Shares shown as beneficially owned by Mr. Garrett includes 208 Shares allocated to the account of Mr. Garrett in the Delta Woodside 401(k) Plan. Mr. Garrett is fully vested in the Shares allocated to his account in the Delta Woodside 401(k) Plan. The number of Shares shown as beneficially owned by Mr. Garrett includes the estimated number of Shares to be received by him as non-employee director compensation in connection with consummation of the Offer (as described in the Schedule 14D-9). Mr. Garrett may be deemed to share beneficial ownership with TSI of all of his Shares listed in the table because of the terms and provisions of his Tender and Option Agreement.

     (14) Dr. James F. Kane is a director of the Company, Delta Woodside and Delta Apparel. The number of Shares shown as beneficially owned by Dr. Kane includes the estimated number of Shares to be received by him as non-employee director compensation in connection with consummation of the Offer (as described in the Schedule 14D-9). Dr. Kane may be deemed to share beneficial ownership with TSI of all of his Shares listed in the table because of the terms and provisions of his Tender and Option Agreement.

      (15) C. C. Guy is a director of the Company, Delta Woodside and Delta Apparel. The number of Shares shown as beneficially owned by Mr. Guy includes 1,896 Shares owned by his wife, as to which Shares Mr. Guy disclaims beneficial ownership. The number of Shares shown as beneficially owned by Mr. Guy includes the estimated number of Shares to be received by him as non-employee director compensation in connection with consummation of the Offer (as described in the Schedule 14D-9). Mr. Guy may be deemed to share beneficial ownership with TSI of all of his Shares listed in the table because of the terms and provisions of his Tender and Option Agreement.

     (16) Dr. Max Lennon is a director of the Company, Delta Woodside and Delta Apparel. The number of Shares shown as beneficially owned by Dr. Lennon includes the estimated number of Shares to be received by him as non-employee director compensation in connection with consummation of the Offer (as described in the Schedule 14D-9). Dr. Lennon may be deemed to share beneficial ownership with TSI of all of his Shares listed in the table because of the terms and provisions of his Tender and Option Agreement.

     (17) Mark I. Goldman is a director of the Company. The number of Shares shown as beneficially owned by Mr. Goldman includes the estimated number of Shares to be received by him as non-employee director compensation in connection with consummation of the Offer (as described in the Schedule 14D-9). Mr. Goldman may be deemed to share beneficial ownership with TSI of all of his Shares listed in the table because of the terms and provisions of his Tender and Option Agreement.

     (18) K. Scott Grassmyer is Senior Vice President, Chief Financial Officer, Treasurer and Secretary of the Company. Included in the table are 60,000 Shares covered by options granted under the Stock Option Plan and 6,000 Shares subject to awards under the Incentive Stock Award Plan.

      (19) Michael H. Prendergast is Senior Vice President of Sales of the Company. Included in the table are 20,000 Shares covered by option granted under the Stock Option Plan and 6,000 Shares subject to awards under the Incentive Stock Award Plan.

     (20) William B. Mattison, Jr. was Senior Vice President of Merchandising of the Company until the termination of his employment effective March 29, 2001. Included in the table are 20,000 Shares covered by options granted under the Stock Option Plan.

      (21) Includes all Shares deemed to be beneficially owned by any current director or executive officer. Includes 336 Shares held for the directors and executive officers on July 2, 2001 by the Delta Woodside 401(k) Plan. Each participant in the 401(k) Plan has the right to direct the manner in which the trustee of the plan votes the Shares held by the plan that are allocated to that participant's account. Except for Shares as to which such a direction is made, the Shares held by the plan are not voted.

     (22) Less than one percent.

                   THE CURRENT MEMBERS OF THE COMPANY'S BOARD

         The Company's Board currently consists of nine members. Set forth below is information about the current members of the Company's Board. The Company's Directors hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified.

NAME, AGE & BUSINESS ADDRESS             PRINCIPAL OCCUPATION                                       DIRECTOR SINCE

William F. Garrett (60)                  President and Chief Executive Officer                            1998 (1)
1071 Avenue of the Americas              Of Delta Woodside Industries, Inc.
New York, NY 10018                       Greenville, South Carolina (2)

Mark I. Goldman                          President 360 THINC, LTD.                                        2000
1545 Peachtree St., NE                   Atlanta, Georgia (3)(15)
Suite Five Hundred
Atlanta, GA 30309

C. C. Guy (68)                           Retired Businessman                                              1984 (1)
918 Elizabeth Road                       Shelby, North Carolina (4)(11)(12)
Shelby, NC 28150

Dr. James F. Kane (69)                   Dean Emeritus of the College of                                  1986 (1)
1705 College Street                      Business Administration of the
Columbia, SC 29208                       University of South Carolina
                                         Columbia, South Carolina (5)(11)(12)(13)

Dr. Max Lennon (60)                      President of Mars Hill College                                   1986 (1)
Post Office Box 1775                     Mars Hill, North Carolina (6)(11)(12)(13)(14)(15)
Mars Hill, NC 28754

E. Erwin Maddrey, II (60)                President of Maddrey & Associates                                1984 (1)
233 N. Main St., Suite 200               Greenville, South Carolina (7)(14)
Greenville, SC 29601

Buck A. Mickel (45)                      President and Chief Executive Officer                            1984 (1)
Post Office Box 6721                     of RSI Holdings, Inc.
Greenville, SC 29606                     Greenville, South Carolina (8)(12)(14)

William V. Roberti (54)                  Chairman of the Board, President                                 2000
1020 Barrow Industrial Parkway           and Chief Executive Officer
Winder, GA  30680                        of Duck Head (9)(15)

Robert D. Rockey, Jr. (60)               Director (10)(15)                                                1999
13101 Preston Road #312                  Retired Businessman
Dallas, TX  75240
--------------------

         (1) Includes service as a director of Delta Woodside, which is a South Carolina corporation, and Delta Woodside's predecessor by merger, Delta Woodside Industries, Inc., a Delaware corporation ("Old Delta Woodside"), or any predecessor company to Old Delta Woodside.

         (2) William F Garrett served as a divisional Vice President of J. P. Stevens & Company, Inc. from 1982 to 1984, and as a divisional President of J.
P. Stevens & Company, Inc. from 1984 until 1986, at which time the Delta Mills Marketing Company division was acquired by a predecessor of Old Delta Woodside. From 1986 until June 2000 he served as the President of Delta Mills Marketing Company, a division of a subsidiary of Delta Woodside. Mr. Garrett became President and Chief Executive Officer of Delta Woodside in June 2000. Delta

Woodside is in the business of manufacturing and selling textile fabric. Mr. Garrett is also a director of Delta Woodside and Delta Apparel.

         (3) Mark I. Goldman was a co-founder of 360 THINC, LTD., an integrated creative marketing firm, and has been its President since its inception in February 1995.

         (4) C. C. Guy is a director of RSI Holdings, Inc., with which company he also served as President until 1995. RSI Holdings, Inc. until 1992 was engaged in the sale of outdoor power equipment, until 1994 was engaged in the sale of turf care products, until January 2000 was engaged in the consumer finance business and currently has ceased business operations but is evaluating other business opportunities. Mr. Guy also serves as a director of Delta Woodside and Delta Apparel.

         (5) Dr. James F. Kane is Dean Emeritus of the College of Business Administration of the University of South Carolina, having retired in 1993 as Dean, in which capacity he had served since 1967. He also serves as a director of Delta Woodside, Delta Apparel and Glassmaster Company.

         (6) Dr. Max Lennon was President of Clemson University from March 1986 until August 1994. He was President and Chief Executive Officer of Eastern Foods, Inc., which was engaged in the business of manufacturing and distributing food products, from August 1994 until March 1996. He commenced service in March 1996 as President of Mars Hill College. He also serves as a director of Delta Woodside, Delta Apparel and Duke Energy Corp.

         (7) E. Erwin Maddrey, II was President and Chief Executive Officer of Delta Woodside until June 2000. He is currently the President of Maddrey & Associates, which oversees its investments and provides consulting services. He also serves as a director of Delta Woodside, Delta Apparel and Kemet Corporation.

         (8) Buck A. Mickel served as Vice President and a director of RSI Holdings, Inc. until January 1995, as Vice President of RSI Holdings, Inc. from September 1996 until July 1998 and as President, Chief Executive Officer and a director of RSI Holdings, Inc. from July 1998 to the present. Mr. Mickel also serves as a director of Delta Woodside and Delta Apparel.

         (9) William V. Roberti began service as the President of Duck Head on October 18, 2000. He became Chairman and Chief Executive Officer of Duck Head on March 8, 2001 when Mr. Rockey stepped down from those positions. From 1998 until October 2000, Mr. Roberti was a Managing Partner of Reffett & Roberti Associates LLC, a retained executive search and consulting practice. From 1996 to 1998, Mr. Roberti was President and Chief Executive Officer of Plaid Clothing Inc., a subsidiary of Hartmarx Corp. that is engaged in the menswear business. Mr. Roberti was President/Chief Executive Officer of Plaid Clothing Inc.'s predecessor Plaid Clothing Group, Inc. earlier in 1996, and the predecessor's President/Chief Operating Officer from 1995 to 1996. Mr. Roberti was hired by the predecessor company in May 1995 to develop a reorganization plan for the predecessor company. The predecessor company filed for Chapter 11 protection in July 1995 and sold the Plaid Clothing business to Hartmax Corp. in November 1996. From 1987 to 1994, Mr. Roberti served as President and Chief Executive Officer of Brooks Brothers, Inc., an apparel retailer. Prior to his employment with Brooks Brothers, Inc., Mr. Roberti was Division Chairman and Chief Executive Officer of the Emerging Growth Business Group at Zale Corporation, a fine jewelry retailer.

         (10) Robert D. Rockey, Jr. is the recently-retired Chairman and Chief Executive Officer of Duck Head. He served as the Company's Chairman and Chief Executive Officer from December 1999 until March 2001. He served as the Company's President from December 1999 until October 2000. Prior to joining Duck Head, Mr. Rockey served for nearly twenty years with Levi Strauss & Co. From May 1993 until June 1997, he was President of Levi Strauss North America, the company's largest operating business. From June 1997 to March 1999, Mr. Rockey ran his own consulting business, serving the retail, textile and apparel industries.

         (11) Member of Audit Committee.

         (12) Member of Compensation Committee.

         (13) Member of Compensation Grants Committee.

         (14) Member of the Corporate Governance Committee.

         (15) Member of the Investment Bank Oversight Committee.


                         COMMITTEES OF THE COMPANY BOARD

         The Company Board has an Audit Committee, a Compensation Committee, a Compensation Grants Committee, a Corporate Governance Committee and an Investment Bank Oversight Committee. The Board of Directors of the Company met physically or by telephone thirteen times during the fiscal year ended June 30, 2001. During fiscal 2001 the Audit Committee met four times, the Compensation Committee met nine times, the Compensation Grants Committee met three times, the Corporate Governance Committee met two times and the Investment Bank Oversight Committee met four times, either in person or telephonically. Each Director attended or participated in at least 75 percent of the meetings of the Board and of any committee of which he was a member.

            THE AUDIT COMMITTEE reviews the Company's annual financial statements and any reports or other financial information submitted to any governmental body or the public, makes recommendations to the Board regarding the selection of the Company's independent public accountants, reviews the independence of such accountants, approves the scope of the annual audit, approves the fee payable to the independent accountants, reviews the audit results, reviews the integrity of the Company's internal and external financial reporting process, establishes and maintains a code of ethical conduct for the Company's management and performs other functions set forth in its charter. The Board has adopted a written charter for its audit committee that was included as Appendix I to the Company's Proxy Statement for its 2000 Annual Meeting of Shareholders. All members of the Audit Committee are independent as defined in
Section 121(A) of the American Stock Exchange's listing standards.

         THE COMPENSATION COMMITTEE reviews and submits to the Board of Directors suggested executive officers' salaries and bonuses.

         THE COMPENSATION GRANTS COMMITTEE grants awards under the Incentive Stock Award Plan and options under the Stock Option Plan.

         THE CORPORATE GOVERNANCE COMMITTEE identifies, interviews and recommends to the Board candidates for election to the Board. The Corporate
Governance Committee also reviews and reports to the Board as to various corporate governance matters. The Corporate Governance Committee will consider director nominees recommended by holders of the Company's common stock. Shareholder nominations must be in writing and otherwise comply with the requirements of the Company's bylaws. If the election of directors is to take place at an annual meeting of shareholders, then a shareholder nomination must be received by the Company (A) no later than 120 days prior to the first anniversary of the previous year's annual meeting or (B) if there was no annual shareholders meeting the previous year or the date of the annual shareholders' meeting has been moved more than 30 days from the date of the previous year's meeting then no later than ten days after notice or public disclosure of the date of the annual meeting is first given or made to shareholders. If the election of directors is to take place at a special meeting of shareholders, then a shareholder nomination must be received by the Company no later than ten days after notice or public disclosure of the date of the special meeting is first given or made to shareholders. The written nomination must include (a) the name and address of the shareholder who intends to make the nomination and the name and address of each of the shareholder's nominees, (b) the class and number of shares held by the nominator as of the record date of the meeting and as of the date of the notice (including shares held of record or beneficially and shares represented by proxy), certain information about record ownership and a representation that the nominator intends to appear in person at the meeting to make the nominations, (c) a description of all arrangements between the nominator and the nominee(s) relating to the nomination, (d) the same information about the nominee(s) that the Company would be required to include in a proxy statement under the Securities and Exchange Commission's proxy rules if the Company were making the nomination, (e) the written consent of each nominee to serve as a director of the Company and (f) any other information the Company may reasonably request. Copies of the Company's bylaws may be obtained by writing or calling the Company at 1020 Barrow Industrial Parkway, Winder, Georgia, 30680, Tel: (770) 867-3111, attention: K. Scott Grassmyer, Secretary.

         THE INVESTMENT BANK OVERSIGHT COMMITTEE was created by the Company's Board on November 8, 2000. The Investment Bank Oversight Committee was authorized to take such actions as it deemed necessary or desirable in its discretion to select, retain, work with and oversee the activities of an investment bank to advise the Company on how to maximize shareholder value. The Investment Bank Oversight Committee retained KSA CA after interviewing several financial advisors and oversaw KSA CA's activities during the course of events leading up to the Company's entry into the Merger Agreement and the Purchaser making the Offer.


                              DIRECTOR COMPENSATION

         For fiscal year 2001, the Company paid each current director who is not an officer of the Company, other than Mr. Goldman and Mr. Rockey, a fee of $8,000, and it will provide each of these directors approximately $4,000 with which Shares will be purchased. These Shares may be newly issued or acquired in the open market for this purpose. Each non-officer director is also paid $500 ($750 for the committee chair) for each committee meeting attended, $250 for each telephonic board and committee meeting in which the director participates and $500 for each board meeting attended in addition to four quarterly board meetings. Each director is also reimbursed for reasonable travel expenses in attending each meeting.

          The Company pays each of Mr. Goldman and Mr. Rockey a fee of $13,334 per year, plus it provides him with approximately $6,666 per year with which Shares will be purchased, pro rated in each case for the portion of the fiscal year in which he was a non-employee director. The Company anticipates that any non-employee director subsequently added to the Company's board will receive the same directors fees as Mr. Goldman and Mr. Rockey. Each of Mr. Goldman and Mr. Rockey is and each additional director will be paid the same meeting fees as are payable to the Company's other current directors. The fees payable to the Company's existing directors, if they remain as directors, other than Mr. Goldman and Mr. Rockey, will increase over an additional four year period (after fiscal 2001) to be the same as the fees payable to Mr. Goldman, Mr. Rockey and any additional directors.


                               EXECUTIVE OFFICERS

         The following provides certain information regarding the executive officers of the Company. The Company's executive officers are appointed by the Board and serve at the pleasure of the Board. The business address of each executive officer is Duck Head Apparel Company, Inc., 1020 Barrow Industrial Parkway, Winder, Georgia 30680.

Name and Age                        Position

William V. Roberti (54)             Chairman of the Board, President and Chief Executive Officer (1)

Michael H. Prendergast (55)         Senior Vice President of Sales (2)

K. Scott Grassmyer  (40)            Senior Vice President, Chief Financial Officer, Secretary
                                    and Treasurer (3)
----------------------

         (1) See information under the subheading "The Current Members of the Company's Board."

         (2) Mr. Prendergast was elected as Duck Head's Senior Vice President of Sales in December 1999. He was elected in July 1997 to serve as Senior Vice President of Sales and Marketing of the Duck Head Apparel Company division of Delta Woodside. Prior to joining the Duck Head Apparel Company division, Mr. Prendergast was Senior Vice President-Sales at Bugle Boy Industries (an apparel producer) from 1994 to 1997.

         (3) Mr. Grassmyer was elected as Duck Head's Senior Vice President, Chief Financial Officer, Secretary and Treasurer in December 1999. He was elected in February 1998 to serve as Senior Vice President and Chief Financial

Officer of the Duck Head Apparel Company division of Delta Woodside. Prior to that time, he was Chief Financial Officer of the Duck Head Apparel Company division from August 1992 to February 1998.


                             MANAGEMENT COMPENSATION

         SUMMARY COMPENSATION. The following table sets forth information for the fiscal years ended June 30, 2001, July 1, 2000 and July 3, 1999 respecting the compensation earned by the Company's current and previous Chief Executive Officers and by the other executive officers of Duck Head (the "Named Executives"). All amounts paid prior to June 30, 2000 were paid by Delta Woodside or one of its subsidiaries. Each individual listed in the table worked exclusively for the Duck Head Apparel Company division of Delta Woodside during fiscal year 2000 and fiscal year 1999 to the extent that individual was employed during that period by any member of the Delta Woodside group of corporations.

                           SUMMARY COMPENSATION TABLE

                                                                                   Long-Term
                                                 Annual Compensation              Compensation
                                         -------------------------------------   ---------------
                                                                                     Awards

                                                                                 ---------------

                                                                     Other         Securities       All Other
                                                                    Annual         Underlying       Compen-sation
Name and                                  Salary      Bonus      Compensation       Options            ($)
Principal Position               Year     ($)(a)    ($)(a)(b)        ($)(c)          (#)(d)
--------------------------------------------------------------------------------------------------------------------


William V. Roberti
   Chairman of the Board,        2001      255,877    117,936        61,946 (h)         130,000 (j)         --
   Executive Officer


Robert D. Rockey, Jr.            2001      355,769    346,154       339,887 (i)         200,000 (k)         --
  former Chairman of the
  Board, President & Chief       2000      500,000    500,000        99,038 (i)       1,000,000 (k)        334
  Executive Officer                                                       (i)
                                 1999      153,848     81,731        19,554                   0             --



Michael H. Prendergast           2001      220,500     40,000         9,151              30,000 (l)      1,535 (o)
  Senior Vice President
  of Sales                       2000      220,500     27,171         5,011                   0          2,515

                                 1999      217,266     15,000         4,106                   0          8,001



K. Scott Grassmyer               2001      138,597     45,000         9,151              70,000 (m)      2,675 (p)
  Senior Vice President,
  Chief Financial Officer,       2000      128,000     22,528         1,370                   0          4,580
  Secreary & Treasurer
                                 1999      120,914     15,000         1,123              12,000 (m)      5,239



William B. Mattison, Jr.         2001       82,831         --         5,219              30,000 (n)     29,680 (q)
  former Senior
  Vice President                 2000       96,154     17,163             0                   0              0
  of Merchandising (g)

-----------------------------------

     (a) The amounts shown in the column include sums the receipt of which were deferred in fiscal year 2001 pursuant to the Duck Head Savings and Investment Plan (the "Duck Head 401(k) Plan") or the Duck Head deferred compensation plan and deferred in fiscal years 2000 and 1999 pursuant to the Delta Woodside 401(k) Plan or the Delta Woodside deferred compensation plan.

     (b) Amounts in this column are cash bonuses paid to reward performance.

     (c) Unless otherwise stated, the amounts in this column for fiscal 2001 were paid by the Company in connection with the vesting of awards under the Duck Head Incentive Stock Award Plan. The amounts shown for fiscal years 2000 and 1999 were paid by Delta Woodside in connection with the vesting of awards under the Delta Woodside Incentive Stock Award Plan. These amounts were in each case approximately sufficient, after the payment of all applicable income taxes, to pay the participant's federal and state income taxes attributable to the vesting of the award. Unless otherwise stated, the amounts shown in this column (and in this entire table) do not include the value of the provision by the Company or Delta Woodside or their subsidiaries of perquisites or other personal benefits, securities or property provided for the benefit of any of the Named Executives if the non-business personal benefit to any Named Executive of these amounts did not exceed the lesser of $50,000 or 10% of the Named Executive's total salary and bonus.

     (d) For purposes of this table, awards under the Duck Head Incentive Stock Award Plan are treated as options.

     (e) Mr. Roberti became President of the Company effective October 18, 2000. He became Chairman and Chief Executive Officer upon Mr. Rockey's retirement from those positions on March 8, 2001.

     (f) Mr. Rockey was not employed by Delta Woodside or any of its subsidiaries until his appointment as President and Chief Executive Officer of the Duck Head Apparel Company division in March 1999. Mr. Rockey stepped down as President of the Company effective October 18, 2000 to facilitate the hiring of Mr. Roberti. Mr. Rockey retired as Chairman and Chief Executive Officer of the Company on March 8, 2001.

     (g) Mr. Mattison was not employed by Delta Woodside or any of its subsidiaries until his appointment as Senior Vice President of Merchandising of the Duck Head Apparel Company division in July 1999. Effective March 29, 2001, Mr. Mattison was no longer employed by the Company.

     (h) Includes $38,993 for reimbursement for costs incurred by Mr. Roberti with respect to commuting expenses and amounts approximately sufficient, after the payment of all applicable income taxes, to pay the federal and state income taxes attributable to the reimbursement.

     (i) Includes $137,838,  $99,038 and $19,554 for fiscal years 2001, 2000 and
1999, respectively, for reimbursement for costs incurred by Mr. Rockey with respect to commuting and automobile expenses and amounts approximately sufficient, after the payment of all applicable income taxes, to pay the federal and state income taxes attributable to these expenses. Includes $122,456 for fiscal year 2001 representing the difference between $200,000 and the value on the date of Mr. Rockey's 75,000 Share incentive stock award of 75,000 Shares, vested in the same proportion as such 75,000 Share award vested, plus an associated gross-up tax protection amount, which aggregate amount was payable to Mr. Rockey pursuant to his employment letters (see "--Employment Contracts and Severance Arrangements - Robert D. Rockey, Jr." below).

     (j) During fiscal 2001, Mr. Roberti was granted an option covering 100,000 Shares under the Company's Stock Option Plan and an award under the Company's Incentive Stock Award Plan covering 30,000 Shares. To induce Mr. Roberti to become an employee of the Company, Robert D. Rockey, Jr. agreed to transfer to Mr. Roberti one quarter of Mr. Rockey's right to acquire one million shares of the Company's common stock on December 30, 2000. This option for 250,000 Shares is not included in the amount set forth above.

     (k) During fiscal 2001, Mr. Rockey was granted an option covering 125,000 Shares under the Company's Stock Option Plan and an award under the Company's Incentive Stock Award Plan covering 75,000 Shares. During fiscal 2000, Mr. Rockey was granted the Million Share Right, see "--The Million Share Right" below, pursuant to the provisions of his employment agreement with the Company, see "--Employment Contracts and Severance Arrangements - Robert D. Rockey, Jr." below.

     (l) During fiscal 2001, Mr. Prendergast was granted options covering 20,000 Shares under the Company's Stock Option Plan and an award under the Company's Incentive Stock Award Plan covering 10,000 shares of the Company's common stock.

     (m) During fiscal 2001, Mr. Grassmyer was granted options covering 60,000 Shares under the Company's Stock Option Plan and an award under the Company's Incentive Stock Award Plan covering 10,000 shares of the Company's common stock. During fiscal 1999, Mr. Grassmyer was granted an option covering 12,000 Delta Woodside shares under the Delta Woodside Stock Option Plan.

     (n) During fiscal 2001, Mr. Mattison was granted options covering 20,000 Shares under the Company's Stock Option Plan and an award under the Company's Incentive Stock Award Plan covering 10,000 Shares.

     (o) The fiscal 2001 amount includes $1,527 contributed by the Company to the Duck Head 401(k) Plan for Mr. Prendergast with respect to his compensation deferred under the Duck Head 401(k) Plan, and $8 earned on Mr. Prendergast's deferred compensation under the Duck Head deferred compensation plan at a rate in excess of 120% of the federal mid-term rate.

     (p) The fiscal 2001 amount includes $1,272 contributed by the Company to the Duck Head 401(k) Plan for Mr. Grassmyer with respect to his compensation deferred under the Duck Head 401(k) Plan, and $1,403 earned on Mr. Grassmyer's deferred compensation under the Duck Head deferred compensation plan at a rate in excess of 120% of the federal mid-term rate.

     (q) The fiscal 2001 amount consists of severance payments associated with Mr. Mattison's termination.

         OPTION GRANTS IN THE LAST FISCAL YEAR. The following table provides information respecting grants to the Named Executives during fiscal 2001 of rights to acquire the common stock of the Company. TSI's entry into a Tender and Option Agreement with each member of the Company's Board of Directors caused all outstanding options granted under the Stock Option Plan and all outstanding awards granted under the Incentive Stock Award Plan to vest in full.

                        OPTION GRANTS IN LAST FISCAL YEAR




                                                                                           Potential Realizable Value At
                                                                                              Assumed Annual Rates Of
                                                                                           Stock Price Appreciation For
                                            Individual Grants                                       Option Term
                  -------------- ----------------- ------------ ------------ ------------  ----------------------------
                    Number of
                    Securities    Percentage of                   Market
                    Underlying    Total Options     Exercise     Price on                           Option Term
                      Options       Granted to       or Base      Date of
                      Granted      Employees In       Price        Grant     Expiration       0%        5%         10%
Name                    (#)        Fiscal Year       ($/Sh)       ($/Sh)        Date          ($)       ($)        ($)
----------------- -------------- ----------------- ------------ ------------ ------------ ---------- ---------- ----------

William V.          100,000 (a)       20.7%           $1.25     $1.25  (j)     7/31/05        0       34,535     76,314
Roberti              30,000 (b)        6.2%           $0.01     $1.25  (j)     9/30/03     37,200     43,023     49,415

Robert D.           125,000 (c)       25.8%           $1.063    $1.063 (k)      9/8/10        0       83,525    211,669
Rockey, Jr.          75,000 (d)       15.5%           $0.01     $1.063 (k)      3/8/01     78,938     80,905     82,827

K. Scott             12,000 (e)        2.5%           $1.063    $1.063 (l)     7/31/05        0        3,523      7,784
Grassmyer             8,000 (f)        1.7%           $1.063    $1.063 (k)      9/8/05        0        2,348      5,189
                     10,000 (g)        2.1%           $0.01     $1.063 (l)     9/30/02     10,525     11,662     12,859
                     40,000 (h)        8.3%           $2.00     $2.00  (m)     1/25/06        0       22,103     48,841

Michael J.           12,000 (e)        2.5%           $1.063    $1.063 (l)     7/31/05        0        3,523      7,784
Prendergast           8,000 (f)        1.7%           $1.063    $1.063 (k)      9/8/05        0        2,348      5,189
                     10,000 (g)        2.1%           $0.01     $1.063 (l)     9/30/02     10,525     11,662     12,859

William B.           12,000 (e)        2.5%           $1.063    $1.063 (l)     7/31/05        0        3,523      7,784
Mattison, Jr.         8,000 (f)        1.7%           $1.063    $1.063 (k)      9/8/05        0        2,348      5,189
                     10,000 (i)        2.1%           $0.01     $1.063 (l)     9/30/02     10,525     11,662     12,859
---------------------

(a) This option was granted on October 18, 2000 under the Stock Option Plan. One quarter of Mr. Roberti's option was originally scheduled to vest on July 31 in each of 2001, 2002, 2003 and 2004. This option vested in full as a result of TSI's entry into a Tender and Option Agreement with each member of the Company's Board of Directors.
(b) These represent Shares covered by an award granted on October 18, 2000 under the Incentive Stock Award Plan, pursuant to which a participant can acquire Shares for $0.01 cash per share upon the vesting of the award respecting such Shares. Twenty percent of Mr. Roberti's incentive stock award vested on the last day of fiscal 2001, and twenty percent was originally scheduled to vest on the last day of each of fiscal 2002 and 2003 if Mr. Roberti continues to be an employee of the Company on such dates. The remaining forty percent of Mr. Roberti's incentive stock award was originally scheduled to vest on the day the Company files its Annual
     Report on Form 10-K for fiscal 2003 if the Company meets specified performance targets respecting cumulative operating profits and he remains an employee of the Company on that date. This award vested in full as a result of TSI's entry into a Tender and Option Agreement with each member of the Company's Board of Directors.
(c) These options were granted on September 8, 2000 under the Stock Option Plan and vested on March 8, 2001.
(d) These represent Shares covered by an award granted on September 8, 2000 under the Incentive Stock Award Plan, pursuant to which a participant can acquire Shares for $0.01 cash per share upon the vesting of the award respecting such shares. Sixty percent of Mr. Rockey's award vested on March 8, 2001. The remaining forty percent of Mr. Rockey's award expired on March 8, 2001 without vesting because the Company did not meet specified performance targets respecting cumulative operating profits.
 (e) These options were granted on July 31, 2000 under the Stock Option Plan. One quarter of each option was originally scheduled to vest on July 31 in each of 2001, 2002, 2003 and 2004. Each option vested in full as a result of TSI's entry into a Tender and Option Agreement with each member of the Company's Board of Directors.
(f) These options were granted on September 8, 2000 under the Stock Option Plan. One quarter of each option was originally scheduled to vest on September 8 in each of 2001, 2002, 2003 and 2004. Each option vested in full as a result of TSI's entry into a Tender and Option Agreement with each member of the Company's Board of Directors.
(g) These represent Shares covered by an award granted on September 8, 2000 under the Incentive Stock Award Plan, pursuant to which a participant can acquire Shares for $0.01 cash per share upon the vesting of the award respecting such Shares. Twenty percent of each award vested on each of August 1, 2000 and June 29, 2001. Twenty percent of each award was originally scheduled to vest on the last day of fiscal 2002 if the grantee continues to be employed by the Company on such date. The remaining forty percent of each award was originally scheduled to vest on the day the Company files its Annual Report on Form 10-K for fiscal 2002 if the Company meets specified performance targets respecting cumulative operating profits and the grantee remains an employee of the Company on that date. Each award vested in full as a result of TSI's entry into a Tender and Option Agreement with each member of the Company's Board of Directors.
(h) This option was granted on January 25, 2001 under the Stock Option Plan. One quarter of the option was originally scheduled to vest on January 25 in each of 2002, 2003, 2004 and 2005. This option vested in full as a result of TSI's entry into a Tender and Option Agreement with each member of the Company's Board of Directors.
(i) These represent Shares covered by an award granted on September 8, 2000 under the Incentive Stock Award Plan, pursuant to which a participant can acquire Shares for $0.01 cash per share upon the vesting of the award respecting such Shares. Twenty percent of Mr. Mattison's award vested on August 1, 2000. An additional twenty percent was to have vested on each of June 29, 2001 and the last day of fiscal 2002 if Mr. Mattison were to have continued to be employed by the Company on such dates. The remaining forty percent of Mr. Mattison's award was to have vested on the day the Company files its Annual Report on Form 10-K for fiscal 2002 if the Company meets specified performance targets respecting cumulative operating profits and Mr. Mattison remained an employee of the Company on that date. Pursuant to Mr. Mattison's termination of employment, this award was amended on March 29, 2001 such that 3,000 of the then remaining unvested Shares were vested and the remaining 5,000 unvested Shares expired and were forfeited.
(j)  The closing price of the Company's Common Stock on October 18, 2000.
(k)  The closing price of the Company's Common Stock on September 6, 2000.
(l)  The closing price of the Company's Common Stock on July 31, 2000.
(m)  The closing price of the Company's Common Stock on January 24, 2001.

         THE MILLION SHARE RIGHT. Pursuant to Mr. Rockey's employment arrangement with the Company, see "--Employment Contracts and Severance Arrangements - Robert D. Rockey, Jr." below, prior to the spin-off of the Company by Delta Woodside the Company granted Mr. Rockey a right to acquire one million shares of the Company's Common Stock at a per share price equal to the average closing price of the Company's common stock for the six month period after the Company was spun off from Delta Woodside (the "Million Share Right"). As an inducement to Mr. Roberti to enter into employment with the Company, Mr. Rockey transferred one quarter of the Million Share Right to Mr. Roberti effective as of the beginning of Mr. Roberti's employment with the Company on October 18, 2000. As shown below, on December 30, 2000, Mr. Roberti exercised all of his portion of the Million Share Right and acquired 250,000 Shares, and Mr. Rockey exercised part of his portion of the Million Share Right and his family partnership acquired 150,000 Shares. The remaining part of Mr. Rockey's portion of the Million Share Right (covering 600,000 Shares) expired on December 30, 2000.

         AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES. The following table provides certain information respecting stock options and incentive stock awards that were exercised during fiscal 2001, and the fiscal year end value of any unexercised outstanding options under the Company's Stock Option Plan and unexercised outstanding incentive stock awards under the Incentive Stock Plan.

               AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                          FISCAL YEAR-END OPTION VALUES



                                                         Number of Securities                   Value of Unexercised
                                                    Underlying Unexercised Options            In-the-Money Options at
                                                          at Fiscal Year End                   Fiscal Year End ($)(g)
                      Shares          Value        ----------------------------------    -----------------------------------
                    Acquired On      Realized
  Name              Exercise (#)        ($)         Exercisable      Unexercisable         Exercisable        Unexercisable
  ---------------- -------------- ---------------- --------------- ------------------ -- ----------------- -----------------

  Robert D.          150,000 (a)   ($30,660) (b)      125,000              0                 $437,188             0
  Rockey, Jr.         45,000       $114,300  (c)

  William V.         250,000 (a)   ($51,100) (b)      124,000              0                 $440,200             0
  Roberti              6,000        $27,300  (d)

  Michael H.           2,000        $ 2,105  (e)       26,000              0                 $ 97,250             0
  Prendergast          2,000        $ 9,100  (d)

  K. Scott             2,000        $ 2,105  (e)       66,000              0                 $199,650             0
  Grassmyer            2,000        $ 9,100  (d)

  William B.           2,000        $ 2,105  (e)       20,000              0                 $ 69,940             0
  Mattison, Jr.        3,000        $ 5,670  (f)
----------------------

(a) These Shares were acquired on December 30, 2000 upon the exercise of portions of the Million Share Right.
(b) The per share exercise price under the Million Share Right was $1.6424 per share, an amount equal to the average daily closing stock price for the Shares for the period June 30, 2000 to December 30, 2000. The closing price for the Shares on December 30, 2000 was $1.438 per share.
(c) Based on the closing price of the Shares on March 9, 2001 of $2.55 per share. These Shares were acquired upon exercise of a portion of Mr. Rockey's award under the Incentive Stock Award Plan, which had a per share exercise price of $0.01 per share.
(d) Based on the closing price of the Shares on June 29, 2001 of $4.56 per share. These Shares were acquired upon exercise of a portion of an award under the Incentive Stock Award Plan, which had a per share exercise price of $0.01 per share.
(e) Based on the closing price of the Shares on August 1, 2000 of $1.0625 per share. These Shares were acquired upon exercise of a portion of an award under the Incentive Stock Award Plan, which had a per share exercise price of $0.01 per share.
(f) Based on the closing price of the Shares on March 29, 2001 of $1.90 per share. These Shares were acquired upon exercise of a portion of an award under the Incentive Stock Award Plan, which had a per share exercise price of $0.01 per share.
(g) Based on the closing price of the Shares on June 29, 2001 of $4.56 per share.

         EMPLOYMENT CONTRACTS AND SEVERANCE ARRANGEMENTS.

         WILLIAM V. ROBERTI. The terms of Mr. Roberti's employment are set forth in a letter from the Company dated October 18, 2000 (the "Roberti Employment Letter"). Pursuant to the terms of the Roberti Employment Letter, Mr. Roberti's initial annual base salary is $336,000. The Roberti Employment Letter provides that Mr. Roberti would receive a bonus for the Company's 2001 fiscal year, the amount of which would depend on whether certain performance criteria are met. He was guaranteed a minimum bonus for the remainder of fiscal 2001 of $81,900. His maximum possible bonus for fiscal 2001 if all performance criteria were met was $245,700. His actual bonus is set forth above in the "Summary Compensation Table." In addition, the Roberti Employment Letter provides that the Company will reimburse Mr. Roberti up to $50,000 per year (net after taxes) for living and commuting expenses. Pursuant to the letter, Mr. Roberti became eligible to participate in the Company's 401(k) plan in November 2000 and in the Company's group insurance plan in January 2001 pursuant to the terms of those plans. The Roberti Employment Letter provides that Mr. Roberti would receive an option under the Company's Stock Option Plan to acquire 100,000 shares of the Company's Common Stock, one quarter of which would vest on July 31 in each of 2001, 2002, 2003 and 2004, and an award under the Company's Incentive Stock Award Plan covering 30,000 shares of the Company's Common Stock. These grants are included in the "Option Grants in Last Fiscal Year" table above.

         In connection with Mr. Roberti's exercise of a portion of the Million Share Right for 250,000 Shares, the Company granted registration rights to Mr. Roberti with respect to those Shares in the event that prior to January 2002 the Company terminates Mr. Roberti's employment other than for Cause (as defined in the registration rights agreement).

        ROBERT D. ROCKEY, JR. Robert D. Rockey, Jr. joined the Duck Head Apparel Company division of Delta Woodside in March 1999 under the terms of a letter dated March 15, 1999, which was amended on October 19, 1999 and as of March 15, 2000. The Company assumed Delta Woodside's obligations under these letters in connection with the Duck Head distribution. Mr. Rockey's employment terminated on March 8, 2001. Under the letters:

     o Mr. Rockey served as Chairman and Chief Executive Officer of the Company.

     o    The Company was  obligated  to grant to Mr.  Rockey the Million  Share
          Right.

     o Mr. Rockey's salary was $500,000 per year. In addition, he was guaranteed a fiscal year 1999 bonus at the annualized rate of $500,000. Until the first anniversary of the Duck Head distribution (June 30, 2001), he was to continue to receive a bonus that was at least at the guaranteed annualized rate of $500,000. Any bonus plan for any subsequent period would have been set by the Company's board of directors.

     o The Company agreed to pay up to $100,000 per year for the costs of an automobile, an apartment in the Winder, Georgia area and commuting.

     o Mr. Rockey was to be granted incentive stock awards under a Company incentive stock award plan covering the lesser of (a) 75,000 Company shares or (b) Company shares with a value on the date of grant of $200,000. These awards were to vest to the extent of 60% of the shares covered thereby on March 8, 2001 if Mr. Rockey was still then employed by the Company and to the extent of up to the remaining 40% of the shares covered thereby if specified performance criteria through March 8, 2001 were satisfied and he was still employed by the Company on that date. If the number of Company shares covered by the award had a value of less than $200,000 on the date of grant, the difference between that value and $200,000, plus a gross-up income tax amount, was to be payable in cash by the Company to Mr. Rockey, subject to the same vesting criteria.

     o An aggregate of 125,000 of the Company's shares were to be reserved for options to be granted to Mr. Rockey under a Company stock option plan. The stock options were to vest over a period ending March 8, 2001.

     o Mr. Rockey was the beneficiary of $1.0 million life insurance policy paid for by the Company.

         SEVERANCE PROTECTION AGREEMENTS. Each of Messrs. Roberti, Grassmyer, Prendergast and Mattison are parties to a Severance Protection Agreement with the Company dated November 3, 2000 (each a "Severance Agreement"). Each Severance Agreement generally provides that if the executive's employment is terminated following a "Change in Control" as defined therein during the term of such agreement, then the executive will be entitled to the following compensation and benefits:

     (1) If the executive's employment is terminated by the Company for "cause" (as defined in the Severance Agreement) or because of the executive's disability, by the executive's death or by the executive other than in connection with a Change in Control, then the executive is only entitled to all "Accrued Compensation" as defined in the Severance Agreement.

     (2) If the executive's employment is terminated for any other reason, the executive is entitled to (i) all Accrued Compensation, (ii) an amount equal to the executive's base salary at the highest rate in effect either during the 90 day period prior to termination or the 90 day period prior to the Change in Control (the "Base Amount") plus the "Regular Severance Amount" defined as the Base Amount multiplied by a fraction, the numerator of which is the sum of two and the number of fiscal years the executive has been continuously employed by the Company and the denominator of which is fifty-two, (iii) continuance of the executive's life and health insurance benefits for at least twelve months, (iv) require the Company to repurchase any of the Company's stock purchased by the executive under any stock options or incentive stock awards received from the Company at a price equal to the average closing price of such shares during the five days preceding the Change in Control or else extend the exercisability of such options and awards to the full period for which they would have been exercisable had the executive's employment not been terminated (or in the case of options to acquire Delta Woodside common stock, the executive may require the Company to purchase such options for a price equal to the difference between the exercise price of such options and the market price of Delta Woodside common stock on the date the options were granted), (v) outplacement services of up to $20,000 and (vi) in the case of Mr. Grassmyer only, reimbursement for up to $5,000 of costs for continuing education incurred during the twelve months following termination.

         The Severance Agreements also provide that if the employee exercises any option to purchase Shares granted prior to the date of his Severance Agreement, the Company will pay to or on behalf of the employee cash in an amount that will be approximately sufficient, after the payment of all applicable federal and state income taxes, to pay the federal and state income taxes the employee would incur by virtue of the option exercise.

         In the event the benefits described above would result in the imposition of an excise tax to the executive pursuant to Section 4999 under the Internal Revenue Code or be non-deductible to the Company under Section 280G of the Internal Revenue Code (i.e. were such payments to constitute a "golden parachute payment"), then the amount of payments would be reduced to the point at which the executive would not be subject to such excise tax and the payments would not be non-deductible to the Company as described in this paragraph.

         For purposes of the Severance Agreements, "Accrued Compensation" generally means all amounts earned or accrued through the termination date including (i) base salary, (ii) reimbursement for business expenses incurred on behalf of the Company, (iii) vacation pay, (iv) bonuses and incentive compensation, and (v) all other amounts to which the employee is entitled under any compensation plan of the Company. The bonus amount included in the determination of Accrued Compensation includes the full amount to which the employee would have been entitled under the Company's bonus plan for the fiscal year in which a Change in Control occurs had the target performance levels been achieved.

         For purposes of the Severance Agreements, "Change in Control" generally means: (1) directors incumbent on the date of the agreement (and new directors approved by a majority of the incumbent directors) ceasing to constitute at least a majority of the Company's Board; or (2) approval by the Company's shareholders of (a) a merger, consolidation or reorganization of the Company (other than such transactions meeting certain criteria not involving any substantial difference between the pre-transaction and post-transaction board and shareholders), (b) a complete liquidation or dissolution of the Company or
(c) a sale of substantially all of the assets of the Company.

         The Severance Agreements have an initial two-year term. Each anniversary of the execution date is a "Renewal Date," and each agreement will automatically be renewed for a two-year term running from the Renewal Date unless either the executive or the Company gives ninety days written notice prior to the Renewal Date of his or its intention to terminate the agreement. Each agreement terminates earlier on the first to occur of (i) the 60th day following a Change in Control, (ii) the 60th day after the Company gives notice of termination (except that each Severance Agreement terminates immediately if the Company terminates the executive's employment because the executive is convicted of or prosecuted for a felony, intentionally and continually fails to perform his assigned duties or intentionally engages in illegal conduct or gross misconduct materially harming the Company), or (iii) the date the executive terminates his employment if he terminates it prior to a Change in Control.

         SALE OF COMPANY BONUS PROGRAM. In May of 2001, the Company adopted a bonus program for Mr. Roberti, the Company's Chairman, President and Chief Executive Officer, and Mr. Grassmyer, the Company's Senior Vice President, Secretary, Treasurer and Chief Financial Officer, to recognize the key role each would play in a sale of the Company and to further incentivize them to help the Company obtain the maximum possible sale price. Pursuant to the bonus program, Mr. Roberti and Mr. Grassmyer would receive bonuses of $100,000 and $75,000, respectively, if the Company were sold at a net price to the stockholders of $20,640,000. The amount of the bonuses would be prorated down to zero if the net sale price were $14,900,000 or less and prorated up to $200,000 for Mr. Roberti and $150,000 for Mr. Grassmyer if the net sales price were $26,275,000.

     MR. MATTISON. Mr. Mattison's employment with the Company ended on March 29, 2001. In connection therewith, Mr. Mattison entered into a Severance Agreement and Release with the Company (the "Mattison Severance Agreement"). Pursuant to the Mattison Severance Agreement:

     o The Company agreed to extend Mr. Mattison's severance under the Company's regular severance plan, see "--Regular Severance Plan" below, from 4 weeks entitlement or $8,480 to 26 weeks or $55,120.

     o The Company agreed to pay Mr. Mattison an additional severance benefit in the amount of $55,120, payable by salary continuation, if between the 61st and 180th day following Mr. Mattison's termination, there is a "Change in Control" as defined in Mr. Mattison's Severance Protection Agreement.

     o Mr. Mattison released and discharged the Company and its predecessors, successors, parent corporations, subsidiaries and related corporations, entities or persons and all of their employees, directors and agents from all legal, equitable and administrative claims that Mr. Mattison might have against any of them.

     o Mr. Mattison agreed to modify his Severance Protection Agreement to allow a setoff of the severance benefit pursuant to the Mattison Severance Agreement against his entitlement pursuant to the Severance Protection Agreement.

         Because more than 60 days have passed since the termination of Mr. Mattison's employment with the Company, Mr. Mattison's Severance Protection Agreement has terminated. Pursuant to the provisions of the Mattison Severance Agreement set forth in the second bullet point above, Mr. Mattison will receive $55,120 in salary continuation if the appointment of TSI's directors pursuant to the terms of the Merger Agreement occurs before September 25, 2001.

         The Compensation Grants Committee also modified the terms of Mr. Mattison's incentive stock award dated August 1, 2000 (covering 10,000 Shares) and his stock options dated July 31, 2000 and September 8, 2000 (covering 12,000 and 8,000 Shares respectively) contingent upon Mr. Mattison's entry into the Mattison Severance Agreement. The Compensation Grants Committee vested 3,000 of the 8,000 remaining unvested Shares under his incentive stock award (with the remaining 5,000 Shares being forfeited) and deleted an expiration provision set forth in his options.

         REGULAR SEVERANCE PLAN. All executive officers of the Company are entitled to participate in the Company's regular severance plan. This plan provides that any salaried employee, upon termination of his or her employment other than for cause, is entitled to receive two weeks' base salary plus one week's base salary for each full year of service with the Company up to a maximum of twenty-six weeks. The Severance Agreements provide that severance compensation paid under those agreements is paid in lieu of severance payments under any Company severance or termination plan, including the regular severance plan.


             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         To the Company's knowledge, there were no failures to file or late filings of reports for fiscal year 2001 pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended.

                           RELATED PARTY TRANSACTIONS

         MARKETING SERVICES PROVIDED BY 360 THINC, LTD. The Company has a service agreement with 360 THINC, LTD. ("360"). The president and co-founder and an owner of 360 is Mark I. Goldman, a director of the Company. Under the terms of the agreement, 360 performs certain specific marketing related services for the Company. The term of the contract is July 6, 2000 through December 31, 2001. After June 30, 2001, the agreement can be terminated by either party with 90 days written notice. The agreement requires the Company to pay 360 monthly fees totaling $212,500 per year plus possible incentive based compensation of up to $75,000 if the Company meets certain sales targets. In addition, the Company reimburses 360 for certain expenses and other projects outside the scope of the base agency fee. The Company paid 360 a total of $212,499 of fees and $360,261 of reimbursable expenses for services rendered during fiscal year 2001.

         LEASE OF RETAIL SALES SPACE FROM BETTIS C. RAINSFORD. The Company leases a building in Edgefield, South Carolina from Bettis C. Rainsford, a significant stockholder of the Company and until November 2000 a director of the Company. Rental payments under this lease equal 3% of gross sales of the Edgefield store, plus 1% of gross sales of the store for utilities. Under this lease agreement $10,835 was paid to Mr. Rainsford during fiscal 2001.

         EMPLOYEE BENEFIT SERVICES. The Company has engaged Carolina Benefit Services, Inc. to provide payroll processing. Until December 31, 2000, Carolina Benefit Services, Inc. also provided the Company with 401(k) plan administration services. Carolina Benefit Services, Inc. is owned by E. Erwin Maddrey, II (a director and significant stockholder of the Company and until June 29, 2000, the President and Chief Executive Officer of Delta Woodside) and Jane H. Greer (Vice President and Secretary of Delta Woodside until June 29, 2000). Mr. Maddrey and Ms. Greer are also directors and executive officers of Carolina Benefit Services, Inc. For the services provided by Carolina Benefit Services, the Company pays fees based on the numbers of employees, 401(k) plan participants and plan transactions and other items. The Company paid Carolina Benefit Services, Inc. $10,053 in fiscal 2001. The Company elected to engage Carolina Benefit Services to provide these services after receiving proposals from other providers of similar services and determining that Carolina Benefit Services' proposal was the Company's least costly alternative.

         SALES OF PIECE GOODS BY DELTA MILLS TO TSI. During TSI's fiscal year ended September 1999, TSI purchased approximately $6.3 million of piece goods from Delta Mills, Inc., a wholly-owned subsidiary of Delta Woodside. During TSI's fiscal year ended September 2000, TSI purchased approximately $1.7 million of piece goods from Delta Mills, Inc.

         The Company believes that all of the terms of the transactions described above in this section titled "Related Party Transactions" are at least as favorable to the Company as the terms that could have been obtained from unrelated parties.

NOTWITHSTANDING ANY STATEMENT IN ANY OF THE COMPANY'S PREVIOUS FILINGS UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, INCORPORATING FUTURE FILINGS, INCLUDING THIS INFORMATION STATEMENT, IN WHOLE OR IN PART, THE FOLLOWING PERFORMANCE GRAPH AND THE COMPENSATION COMMITTEE AND COMPENSATION GRANTS COMMITTEE REPORT BELOW SHALL NOT BE INCORPORATED BY REFERENCE INTO ANY SUCH FILING.

                                PERFORMANCE GRAPH

         Set forth below is a line graph comparing the yearly change in the cumulative total stockholder return, assuming dividend reinvestment, on the Company's common stock with (1) the cumulative total return, assuming dividend reinvestment, on the Russell 2000 Index and (2) a peer group, constructed by the Company, consisting of eight corporations (not including the Company) that are engaged in the manufacture and sale of textile products and apparel.

         The Company's common stock began trading on the American Stock Exchange on June 30, 2000, the last trading day of fiscal year 2000. Prior to that date, no securities of the Company were publicly traded. Accordingly, the following performance graph includes only a single one-year period.

[graph omitted - replaced with table]

                                FY 2000             FY 2001
                                -------             -------

Duck Head Apparel Co., Inc.     $100.00             $228.00
Peer Group Average              $100.00             $130.11
Russell 2000 Index              $100.00              $97.48


         This Performance Graph assumes that $100 was invested in the Company's Common Stock and comparison groups on June 30, 2000 and that all dividends have been reinvested. The Peer Group is composed of the following companies:

 Big Dog Holdings, Inc.   IC Isaac and Company, Inc.   Oxford Industries, Inc.
 Perry Ellis Int'l, Inc.  Phillips Van Heusen Corp.    Tropical Sportswear Int'l Corp.

                      REPORT OF THE COMPENSATION COMMITTEE
                      AND THE COMPENSATION GRANTS COMMITTEE
                            OF THE BOARD OF DIRECTORS

         This report of the Compensation Committee and the Compensation Grants Committee (collectively, the "Committees") of the Board of Directors of the Company sets forth the Committees' policies with regard to compensation of the executive officers of the Company, including the relationship of corporate performance to executive compensation.

EXECUTIVE COMPENSATION POLICIES

         Decisions regarding certain aspects of the compensation of the Company's executive officers are made by the four member Compensation Committee or the two member Compensation Grants Committee of the Board. Each Committee member is a non-employee director. The Committees believe that their respective compensation practices are designed to attract, retain and motivate key Company executives to achieve short-, medium- and long-term goals, which the Committees believe will enhance the value of the shareholders' investment in the Company. Generally, these objectives are implemented through:

     A.  Cash bonuses to reward the achievement of specific performance goals;
     B.  Grants of stock awards under the Incentive Stock Award Plan;
     C.  Grants of stock options under the Stock Option Plan; and
     D. Payment of base salaries at levels that are competitive with those paid by a peer group of companies.

COMPENSATION OF EXECUTIVE OFFICERS OTHER THAN MR. ROCKEY & MR. ROBERTI

         The Company's executive officers other than Mr. Rockey and Mr. Roberti (its Chief Executive Officers during fiscal 2001)(the "Other Officers") received compensation for fiscal 2001 that included both fixed and performance-based components. In fiscal 2001, the Other Officers were Mr. Prendergast, Mr. Grassmyer and Mr. Mattison. The Other Officers' compensation for fiscal 2001 consisted of the following elements: base salary, cash bonuses, options granted under the Stock Option Plan and awards under the Incentive Stock Award Plan.

         Cash bonuses were paid for fiscal 2001 to the Other Officers who were executive officers at the end of fiscal 2001, based on inventory turns in excess of specified levels, individual performance against pre-specified objectives and other performance criteria of the Company. The total cash bonuses awarded to the Other Officers receiving bonuses for fiscal 2001 were approximately 20% of their combined base salaries.

         Awards that have been made under the Incentive Stock Award Plan to the Other Officers have been structured so that sixty percent of each individual's award was originally scheduled to vest if he remains in service with the Company through predetermined dates and up to forty percent of each individual's award was originally scheduled to vest if the Company meets specified performance targets respecting cumulative operating profits and he remains an employee of the Company. The Tender and Option Agreements have caused all of the awards to vest in full. The number of shares covered by an award was not determined by specific, non-subjective criteria, but the determination of the number took into account the level and responsibility of the executive's position, the executive's performance, the executive's compensation, the assessed potential of the executive and any other factors deemed relevant to the accomplishment of the purposes of the plan.

         The purpose of the Stock Option Plan is to promote the growth and profitability of the Company over a longer term than the Incentive Stock Award Plan by enabling the Company to attract and retain key and middle level managers of outstanding competence and by increasing the personal participation of its executives in the Company's performance by providing these executives with an additional equity ownership opportunity in the Company. In making option grants to the Other Officers, no specific, non-subjective criteria were used, but the factors taken into account included the level and responsibility of the executive's position, the executive's performance, the executive's compensation, the assessed potential of the executive, and any other factors that were deemed relevant to the accomplishment of the purposes of the plan. Options granted under the Stock Option Plan to the Other Officers have been structured so the 25% of each option was originally scheduled to vest on the first four anniversaries of the grant date. The Tender and Option Agreements have caused all of the options to vest in full. The exercise price of these options is the closing price of the Company's Common Stock on the date of grant.

         Section 162(m) of the Internal Revenue Code ("Section 162(m)") imposes limits on the ability of the Company to claim income tax deductions for compensation paid to the Named Executives. Section 162(m) generally denies a corporate income tax deduction for annual compensation in excess of $1,000,000 paid to any of the Named Executives. Certain types of compensation, including performance-based compensation, are generally excluded from this deduction limit. The Stock Option Plan and the Incentive Stock Award Plan (with respect to awards payable solely on the basis of performance criteria) have been structured to comply with the requirements of Section 162(m).

COMPENSATION PAID TO THE CHIEF EXECUTIVE OFFICERS

         MR. ROCKEY. The compensation of Mr. Rockey, the Company's Chief Executive Officer during fiscal 2001 until March 2001, included both fixed and performance-based components and was subject to the provisions of letters to Mr. Rockey from Delta Woodside dated March 15, 1999 and amended on October 19, 1999 and as of March 15, 2000 (the "Rockey Employment Letters"). The Company assumed Delta Woodside's obligations under the Rockey Employment Letters.

         The Rockey Employment Letters established Mr. Rockey's base salary and his minimum annual bonuses through the first anniversary of the spin-off of the Company (June 30, 2001, the last day of fiscal 2001).

         Pursuant to the requirements of the Rockey Employment Letters, the Company granted Mr. Rockey the right to purchase from the Company up to 1,000,000 of its shares on the date that was six months after the Duck Head distribution (December 30, 2000). The exercise price for these shares was the average daily closing price for the Company's common stock for the six month period following the Duck Head distribution. Also pursuant to the Rockey Employment Letters, Mr. Rockey was granted incentive stock awards under the Incentive Stock Award Plan. This award was structured so that sixty percent of Mr. Rockey's award would vest if he remained in service with the Company through March 8, 2001, and the remaining forty percent would vest if certain EBIT (earnings before interest and taxes) targets were met for the period from July 2, 2000 to March 8, 2001 and Mr. Rockey remained in the employment of the Company. Pursuant to the Rockey Employment Letters, Mr. Rockey received options to purchase 125,000 of the Company's shares under the Stock Option Plan. These options have a per share exercise price equal to the market price of the Company's shares on the grant date and vested based on continued service through March 8, 2001.

          MR. ROBERTI. The compensation of Mr. Roberti, the Company's current Chief Executive Officer, includes both fixed and performance-based components and is subject to the provisions of the Roberti Employment Letter. See "Management Compensation -- Employment Contracts and Severance Arrangements
- William V. Roberti."

         The Roberti Employment Letter establishes Mr. Roberti's base salary and his minimum bonus for fiscal 2001. Payment of Mr. Rockey's minimum bonus for fiscal 2001 was based on his continued employment with the Company. The actual amount of Mr. Roberti's bonus for fiscal 2001 was based on the level of bonuses paid to the Company's other members of management and on Mr. Roberti's performance.

         Pursuant to the requirements of the Roberti Employment Letter, Mr. Roberti was granted an award covering 30,000 shares of the Company's Common Stock under the Incentive Stock Award Plan, structured so that twenty percent of his award was originally scheduled to vest on the last day of each of fiscal
2001, 2002 and 2003 if he continues to be an employee of the Company on such dates. The remaining forty percent of his award was originally scheduled to vest on the day the Company files its Annual Report on Form 10-K for fiscal 2003 if the Company meets specified performance targets respecting cumulative operating profits and he remains an employee of the Company on that date. Also pursuant to the Roberti Employment Letter, Mr. Roberti received options to purchase 100,000 shares of the Company's Common Stock under the Stock Option Plan. One quarter of Mr. Roberti's option was originally scheduled to vest on July 31 in each of 2001, 2002, 2003 and 2004. The Tender and Option Agreements have caused Mr. Roberti's award and option to each vest in full.

        COMPENSATION COMMITTEE             COMPENSATION GRANTS COMMITTEE
        Dr. James F. Kane, Chair           Dr. James F. Kane, Chair
        Dr. Max Lennon                     Dr. Max Lennon
        C.C. Guy
        Buck A. Mickel


                        COMPENSATION COMMITTEE INTERLOCKS
                            AND INSIDER PARTICIPATION

          The following directors serve on the Compensation Committee of the Company's board of directors: C.C. Guy, Dr. James F. Kane, Dr. Max Lennon and Buck A. Mickel. The following directors serve on the Compensation Grants Committee of the Company's board of directors: Dr. James F. Kane and Dr. Max Lennon. The members of the Compensation Committee and the Compensation Grants Committee of Delta Woodside, Delta Apparel and the Company are identical.

         C.C. Guy served as Chairman of the Board of Delta Woodside or its predecessors (and their respective subsidiaries) from the founding of Delta Woodside's predecessors in 1984 until November 1989. Buck A. Mickel was a Vice President of Delta Woodside or its predecessors (and their respective subsidiaries) from the founding of Delta Woodside's predecessors until November 1989, Secretary of Delta Woodside or its predecessors (and their respective subsidiaries) from November 1986 to March 1987, and Assistant Secretary of Delta Woodside or its predecessors (and their respective subsidiaries) from March 1987 to November 1988.

         NOTWITHSTANDING ANY STATEMENT IN ANY OF THE COMPANY'S PREVIOUS FILINGS UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, INCORPORATING FUTURE FILINGS, INCLUDING THIS INFORMATION STATEMENT, IN WHOLE OR IN PART, THE AUDIT COMMITTEE REPORT BELOW SHALL NOT BE INCORPORATED BY REFERENCE INTO ANY SUCH FILING.

         The Audit Committee is responsible for the duties set forth in its charter (which is attached as Appendix 1 to the Company's proxy statement for its 2000 Annual Meeting of Shareholders filed with the SEC) but is not responsible for either the preparation of the financial statements or the auditing of the financial statements. The Company's management has the responsibility for preparing the financial statements and implementing internal controls, and the Company's independent accountants have the responsibility for auditing the financial statements. The review of the financial statements by the Audit Committee is not the equivalent of an audit.

                          REPORT OF THE AUDIT COMMITTEE
                            OF THE BOARD OF DIRECTORS
               REGARDING FINANCIAL STATEMENTS FOR FISCAL YEAR 2000

          The Board of Directors adopted a written Audit Committee Charter on February 17, 2000. All members of the Audit Committee are independent as defined in Section 121(A) of the American Stock Exchange's listing standards.

         The  Audit   Committee   reviewed  and  discussed  with  the  Company's
management and the Company's independent auditors the audited financial statements of the Company contained in the Company's fiscal 2000 Annual Report to Shareholders. Without limiting the foregoing, the Audit Committee also discussed with the Company's independent auditors the matters required to be discussed pursuant to SAS 61 (Codification of Statements on Auditing Standards, AU ss. 380), as modified or supplemented.

         Based on the review and discussions described in the immediately preceding paragraph, the Audit Committee recommended to the Board of Directors that the audited financial statements included in the Company's fiscal 2000 Annual Report be included in that report, which is incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended July 1, 2000, filed with the U.S. Securities and Exchange Commission.

         The Audit Committee has received the written disclosures and the letter from the Company's independent accountants required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees), as modified or supplemented, and has discussed with the independent accountants the independent accountants' independence.

                                 AUDIT COMMITTEE

   C.C. Guy, Chair               Dr. Max Lennon          Dr. James F. Kane

                                                                         ANNEX B

                                  June 26, 2001


Special Committee of the Board of Directors
Duck Head Apparel Company, Inc.
c/o Dr. A. Max Lennon
P.O. Box 370
Mars Hill, NC 28754-0370

Board of Directors
Duck Head Apparel Company, Inc.
1020 Barrow Industrial Parkway
P.O. Box 688
Winder, GA 30680


Members of the Special Committee and Members of the Board of Directors:

         Duck Head Apparel Company, Inc. (the "Company"), Tropical Sportswear Int'l Corporation ("TSI") and HB Acquisition Corp., a wholly owned subsidiary of TSI ("Acquisition Sub" and, together with TSI, the "Acquiror"), have entered into an Agreement and Plan of Merger, dated June 26, 2001 (the "Agreement"), pursuant to which, Acquisition Sub would acquire the Company through a tender offer (the "Tender Offer") at $4.75 per share in cash for all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company, followed by a second step merger of Acquisition Sub into the Company at the same price per Share (the "Merger"). The terms and conditions of the proposed Tender Offer and Merger (the "Proposed Sale") are set forth in more detail in the Merger Agreement.

         The Board of Directors of the Company (the "Board") and the Special Committee of the Board (the "Special Committee") have requested that Kurt Salmon Associates Capital Advisors, Inc. ("KSA CA") render its opinion (the "Opinion") with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration offered in the Proposed Sale. In addition to the engagement of KSA CA to render the Opinion, KSA CA has acted as financial advisor to the Company in connection with the Proposed Sale. If the Proposed Sale is consummated, KSA CA shall receive a fee in connection therewith, against which the fee payable to KSA CA for this Opinion shall be deducted. In addition, the Company has agreed to indemnify KSA CA for certain liabilities arising out of our engagement.

         In conducting our analysis of the Proposed Sale and arriving at the Opinion, we have reviewed and analyzed such materials and considered such financial and other factors that we deemed relevant under the circumstances, including the following:


(1)           the financial terms and conditions of the Merger Agreement;

(2) certain publicly available historical financial and operating data concerning the Company, including the Company's Annual Report to stockholders for the fiscal year ended July 1, 2000, the Information Statement relating to the distribution of the common stock of the Company by Delta Woodside Industries, Inc. ("Delta Woodside") dated June 7, 2000 and the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") for the fiscal quarter ended March 31, 2001;

(3) certain internal financial analyses and forecasts of the Company related to the business, earnings, cash flow, assets and prospects of the Company;

(4) publicly available financial, operating and stock market data concerning certain companies engaged in businesses that we deemed relatively and reasonably comparable to the Company or otherwise relevant to our inquiry;

(5)           a trading history of the Shares from June 30, 2000 to the present;

(6)           a comparison of the financial terms of the  Proposed Sale with the
              terms of   certain  other recent  transactions   which  we  deemed
              relevant and comparable;

(7) the process KSA CA conducted, in conjunction with senior management of the Company, the Special Committee and the Board, to contact prospective acquirors of the Company and solicit acceptable proposals for the sale of the Company, and

(8) such other financial studies, analyses and investigations we deemed appropriate, including our assessment of general economic, market and monetary conditions.

         In addition, we have had discussions with the management of the Company concerning its business and operations, assets, present condition and future prospects, participated in discussions and negotiations among representatives of the Company and the Proposed Acquiror, and undertook such other studies, analyses and investigations as we deemed relevant and appropriate.

         In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or
appraisal,   except  for  a  current  analysis  by  real  estate  experts  which demonstrates how an investor may underwrite a purchase of the Company's distribution center and headquarters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company, and we express no opinion with respect to such forecasts or the assumptions upon which they are based. We have further relied upon the assurances of senior management of the Company that they are not aware of any facts that would make such financial or other information relating to the Company inaccurate or misleading.

         The Opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated only as of the date of this letter and we assume no responsibility to update or revise the Opinion based upon events or circumstances occurring after the date hereof. Further, we express no opinions on matters of a legal, regulatory, tax or accounting nature relating to or arising out of the Proposed Sale.

         In rendering this Opinion, we have assumed that the Proposed Sale will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Company.

         This Opinion is for the use and benefit of the Special Committee and the Board of the Company. The Opinion does not address the merits of the underlying decision by the Company to engage in the Merger and does not constitute a recommendation to any stock holders of the Company as to whether such stockholders should tender their Shares in the Tender Offer or vote in favor of the Merger. This Opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner without KSA CA's prior written consent, except that the Company may include the Opinion in its entirety in any disclosure document to be sent to the Company's stockholders or filed with the SEC relating to the Tender Offer and/or the Merger.

         This Opinion addresses only the fairness, from a financial point of view, of the consideration to be received by the Company's stockholders in the Proposed Sale, and we do not express any views on any of the other terms of the Proposed Sale. Specifically, the Opinion does not address the Company's underlying business decision to effect the Proposed Sale.

         Based upon and subject to the foregoing, we are of the opinion that, from a financial point of view, the consideration to be received by the Company's stockholders in the Proposed Sale is fair to such stockholders.

Very truly yours,


/s/ Kurt Salmon Associates Capital Advisors, Inc.
Kurt Salmon Associates Capital Advisors, Inc.